    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 1, 1995


                                                       REGISTRATION NO. 33-56547
________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          CWM MORTGAGE HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                        DELAWARE                                                 95-3983415
     (STATE OR OTHER JURISDICTION OF INCORPORATION)                 (I.R.S. EMPLOYER IDENTIFICATION NO.)

                              35 NORTH LAKE AVENUE
                        PASADENA, CALIFORNIA 91101-1857
                                 (800) 669-2300
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 DAVID S. LOEB
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                          CWM MORTGAGE HOLDINGS, INC.
                              35 NORTH LAKE AVENUE
                        PASADENA, CALIFORNIA 91101-1857
                                 (800) 669-2300
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

                     EDWARD J. FINE                                          OMER S.J. WILLIAMS
                      BROWN & WOOD                                        THACHER PROFFITT & WOOD
                 ONE WORLD TRADE CENTER                                    TWO WORLD TRADE CENTER
                NEW YORK, NEW YORK 10048                                  NEW YORK, NEW YORK 10048
                     (212) 839-5300                                            (212) 912-7400

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
                            ------------------------


                        CALCULATION OF REGISTRATION FEE



                                                                        PROPOSED           PROPOSED
                                                         SHARES         MAXIMUM             MAXIMUM          AMOUNT OF
                  TITLE OF SHARES                        TO BE       OFFERING PRICE        AGGREGATE        REGISTRATION
                  TO BE REGISTERED                     REGISTERED     PER SHARE(1)     OFFERING PRICE(1)       FEE(2)
Common Stock, $.01 par value per share..............    1,150,000          $9             $10,035,000          $3,569



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, based on the average of the high and low sales prices of the Common Stock on January 25, 1995 as reported on the New York Stock Exchange.



(2) Paid by wire transfer to the Commission's account at Mellon Bank.


                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

________________________________________________________________________________

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED FEBRUARY 1, 1995


PROSPECTUS

                                7,000,000 SHARES


                                     [LOGO]

                                  COMMON STOCK


                         ------------------------------
     All of the shares of Common Stock offered hereby are being sold by CWM Mortgage Holdings, Inc. ('CWM').



     The Common Stock of CWM is traded on the New York Stock Exchange under the symbol 'CWM.' On January 31, 1995, the last reported sale price for the Common Stock of CWM on the New York Stock Exchange was $9 3/8 per share. The shares of Common Stock offered hereby are subject to repurchase and certain restrictions on ownership and transfer. The Certificate of Incorporation and Bylaws of CWM prohibit governmental entities and other 'disqualified organizations' from owning shares of the Common Stock. In addition, tax-exempt organizations should note that a portion of the dividends paid on the Common Stock is expected to be treated as unrelated business taxable income. See 'Description of Common Stock' and 'Certain Federal Income Tax Considerations.'


   FOR A DISCUSSION OF CERTAIN INVESTMENT CONSIDERATIONS, SEE 'RISK FACTORS.'

                         ------------------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
  AND  EXCHANGE   COMMISSION   OR   ANY  STATE   SECURITIES   COMMISSION   NOR
     HAS   THE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  PASSED
      UPON  THE   ACCURACY   OR   ADEQUACY   OF   THIS   PROSPECTUS.   ANY
                    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                     PRICE TO                  UNDERWRITING                PROCEEDS TO
                                                      PUBLIC                   DISCOUNT(1)                    CWM(2)
Per Share.................................              $                           $                           $
Total(3)..................................              $                           $                           $



(1) CWM has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'



(2) Before deducting expenses payable by CWM estimated to be $700,000.


(3) CWM has granted the several Underwriters an option to purchase up to an additional 1,050,000 shares of Common Stock to cover over-allotments. If all such shares of Common Stock are purchased, the total Price to Public,
    Underwriting  Discount and Proceeds to  CWM will be $         , $        and
    $       , respectively. See 'Underwriting.'


                         ------------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about                , 1995.

                         ------------------------------

                              MERRILL LYNCH & CO.
            ALEX. BROWN & SONS INCORPORATED
                            DEAN WITTER REYNOLDS INC.
                                           PAINEWEBBER INCORPORATED
                                                            SALOMON BROTHERS INC


                         ------------------------------

                The date of this Prospectus is February  , 1995.


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF CWM AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                             AVAILABLE INFORMATION


     CWM is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information filed by CWM can be inspected and copied at the Public Reference Room of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048 and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. CWM's Common Stock is listed on the New York Stock Exchange and reports, proxy statements and other information concerning CWM can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.



     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits, referred to as the 'Registration Statement') filed by CWM with the Commission under the Securities Act of 1933, as amended (the 'Securities Act'). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to CWM and the Common Stock offered hereby. Any statement contained or incorporated by reference herein concerning the provisions of any document is not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


     The following documents, heretofore filed by CWM with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:



          1. CWM's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended by Forms 10-K/A dated January 6, 1995 and February 1, 1995;


          2. CWM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, as amended by Form 10-Q/A dated February 1, 1995;


          3. CWM's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, as amended by Forms 10-Q/A dated November 17, 1994 and February 1, 1995;


          4. CWM's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, as amended by Forms 10-Q/A dated January 6, 1995 and February 1, 1995; and


          5.  The  description  of  CWM's   Common  Stock  contained  in   CWM's
     Registration Statement on Form 8-A dated August 8, 1985 under the Exchange Act, including any amendment or report filed to update such description.


     Each document filed subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.


     CWM will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to CWM Mortgage Holdings, Inc., 35 North Lake Avenue, Pasadena, California 91101-1857, Attention: Investor Relations. CWM's telephone number is (800) 669-2300.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and selected consolidated financial data and consolidated financial statements appearing elsewhere in this Prospectus or incorporated by reference herein. See 'Risk Factors' for a discussion of certain factors that should be considered in connection with an investment in the Common Stock. See 'Index of Certain Definitions' for a reference guide to certain terms used in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the over-allotment option described in 'Underwriting' will not be exercised.

THE COMPANY


     CWM Mortgage Holdings, Inc. (formerly Countrywide Mortgage Investments, Inc.), a real estate investment trust, operates three businesses: its principal business, a non-conforming mortgage loan conduit conducted through Independent National Mortgage Corporation (formerly Countrywide Mortgage Conduit, Inc.) ('INMC'), a warehouse lending division, Warehouse Lending Corporation of America ('WLCA') and a construction lending division, Construction Lending Corporation of America ('CLCA'). INMC is an intermediary between the originators of non-conforming mortgage loans and permanent investors in mortgage-backed securities secured by or representing an ownership interest in such mortgage loans. WLCA provides secured short-term revolving financing to mortgage bankers and brokers, and CLCA provides single-family subdivision construction lending to developers ('tract construction') and assists INMC in purchasing and administering combined construction and permanent financing to individual borrowers who are constructing or remodeling their homes. Unless the context otherwise requires, references to 'CWM' mean CWM Mortgage Holdings, Inc. or CWM Mortgage Holdings, Inc. and each of its consolidated subsidiaries, and references to the 'Company' mean CWM Mortgage Holdings, Inc., its consolidated subsidiaries and INMC. INMC is a taxable corporation that is not consolidated with CWM for financial reporting or income tax purposes. All of the preferred stock and 99% of the economic interest in INMC is owned by CWM.

     The Company's principal sources of income from its mortgage conduit operations are gains recognized on the sale of mortgage loans and securities, the net spread between interest earned on mortgage loans owned by the Company and the interest costs associated with the borrowings used to finance such loans pending their securitization, and net interest income earned on its investment portfolio of mortgage loans, master servicing fees receivable and mortgage-backed securities. See 'Business -- Mortgage Conduit Operations.' The Company's principal sources of income from its warehouse lending and construction lending operations are the net spread between interest earned on the warehouse loans and construction loans and the interest costs associated with the borrowings used to finance such loans and the fee income paid to the Company by the borrowers in connection with such loans. See 'Business -- Warehouse Lending' and ' -- Construction Lending.'

     The Company's mortgage conduit operations consist of the purchase and securitization of mortgage loans secured by first liens on single (one-to-four) family residential properties that are originated in accordance with the Company's underwriting guidelines. The Company's mortgage conduit operations provide mortgage loan sellers with an expanded and competitively priced array of non-conforming mortgage loan products; timely purchasing of loans; flexible master commitments; and mandatory, best efforts and optional rate-locks. The Company's response time efficiencies, purchase commitment options and pricing offered by its mortgage conduit operations have enabled it to compete effectively with other non-conforming mortgage loan conduits.


     As of September 30, 1994, 407 companies had been approved by the Company as being eligible to participate in its mortgage conduit operations. During the nine months ended September 30, 1994, the Company purchased $4.4 billion aggregate principal amount of mortgage loans from sellers that had been so approved (including $27.8 million from Countrywide Funding Corporation ('CFC')). As of September 30, 1994, the Company had outstanding rate-locks to purchase mortgage loans at specified prices in the aggregate principal amount of approximately $852.2 million. In addition, during the first nine months of 1994, the Company sold $4.1 billion of non-conforming mortgage loans in connection with the issuance of 20 series of multiple-class mortgage-backed securities in the form of real estate mortgage investment conduits ('REMICs') and sold $0.3 million of non-conforming mortgage loans as whole loans. As of September 30,
1994, the Company had committed to sell approximately $175 million of non-conforming mortgage loans in connection with the issuance of one REMIC security in the fourth quarter of 1994. As of September 30, 1994, the Company's master servicing portfolio totalled 27,084 loans with an aggregate outstanding principal balance of approximately $6.3 billion. As of September 30, 1994, the Company had extended 81 committed lines of credit under its warehouse lending program in the aggregate principal amount of approximately $328.3 million, of which $60.5 million was outstanding. The Company has only recently commenced its construction lending activities; consequently, amounts outstanding as of September 30, 1994 under the tract construction and combined construction and permanent loan programs were immaterial. See 'Business -- Construction Lending.'

     Prior to 1993, the Company was principally a long-term investor in single-family, first-lien, residential mortgage loans and in mortgage-backed securities representing interests in such loans. The Company's mortgage investment portfolio consisted principally of fixed-rate mortgage pass-through certificates issued by the Federal Home Loan Mortgage Corporation ('FHLMC') or the Federal National Mortgage Association ('FNMA') and non-conforming mortgage loans. The principal source of earnings for the Company historically was interest income generated from investments in such mortgage loans and mortgage-backed securities, net of the interest expense on the collateralized mortgage obligations ('CMOs') or reverse repurchase agreements used to finance such mortgage investments. The Company expects its principal activities going forward to be its mortgage conduit, warehouse lending and construction lending operations.

     Although the Company faces substantial competition in all of its business activities, its relationships with Countrywide Credit Industries, Inc. ('CCI') and CCI's subsidiary, CFC, provide significant benefits to its various operations. See 'Business -- Relationships with Countrywide Entities.' CCI is a diversified financial services company whose principal subsidiary, CFC, is the nation's leading residential mortgage lender. Countrywide Asset Management Corporation ('CAMC'), another subsidiary of CCI, is the manager of the Company and employs the personnel who conduct the Company's mortgage conduit, warehouse lending and construction lending operations. The Company's operations not only benefit from the mortgage banking experience and management expertise of CCI, CAMC and CFC, but also utilize CFC as a resource for loan servicing, personnel administration and loan production.


     The Company's warehouse lending and construction lending operations are conducted through Independent Lending Corporation ('ILC'), a qualified real estate investment trust subsidiary that is consolidated with CWM for financial reporting and income tax purposes. ILC conducts warehouse lending operations through its WLCA division, and conducts construction lending operations through its CLCA division.


                                  THE OFFERING


Shares Offered to the Public.................  7,000,000 Shares
Shares to be Outstanding After the
  Offering...................................  39,256,156 Shares
Use of Proceeds..............................  To  increase   the  Company's   mortgage  loan   acquisition   and
                                                 securitization  capabilities,  to expand  its  warehouse lending activities and  to  fund its  construction  lending  operations.
                                                 Pending  such  application,  the  Company  intends  to  use such proceeds temporarily to reduce its outstanding indebtedness.

NYSE Symbol..................................  'CWM'

                                  RISK FACTORS

     Before investing in the shares of Common Stock offered hereby, prospective investors should give special consideration to the information set forth below, in addition to the information incorporated by reference and set forth elsewhere in this Prospectus.

CHANGES IN INTEREST RATES


     The Company's earnings will be affected by changes in market interest rates. In conducting its mortgage conduit operations, the Company is subject to the risk of rising mortgage interest rates between the time the Company commits to purchase mortgage loans at a fixed price and the time the Company sells or finances to maturity those mortgage loans. To mitigate this risk, the Company, principally through INMC, enters into transactions designed to hedge interest rate risks, including mandatory and optional forward selling of mortgage loans or mortgage-backed securities, mandatory forward selling or financing using REMICs or CMOs, mandatory and optional selling of futures and other financial futures transactions. The nature and quantity of these hedging transactions are determined by the management of the Company based on various factors, including market conditions and the expected volume of mortgage loan purchases. No assurance can be given that such hedging transactions will offset the risks of rising interest rates, and it is possible that there will be periods during which the Company could incur losses after accounting for its hedging activities. The Company will not engage in any financial futures transaction unless the Company or CAMC, as appropriate, would be exempt from the registration requirements of the Commodity Exchange Act ('CEA') or would otherwise be in compliance with the provisions thereof.


     Higher rates of interest may discourage potential mortgagors from refinancing mortgage loans or borrowing to purchase a home, thus decreasing the volume of loans available to be purchased through the Company's mortgage conduit operations. In addition, an increase in short-term interest rates may decrease or eliminate or, under certain circumstances, cause to be negative, the Company's net interest spread during the accumulation of mortgage loans held for sale or the net interest spread on mortgage loans held for investment when such loans are financed through reverse repurchase agreements. Should short-term interest rates exceed long-term interest rates (an 'inverted yield curve' scenario), the negative effect on the Company's net interest spread would likely be coupled with a reduction in the Company's earnings on its master servicing portfolio to the extent prepayments on the underlying mortgage loans increased as long-term interest rates declined. Higher rates of interest may have a negative effect, in particular, on the yield on the Company's portfolio of 'principal only' securities and other types of mortgage-backed securities purchased at a discount and may also negatively affect the Company's warehouse and construction lending operations. If under such circumstances the Company were required to dispose of its 'principal only' securities, a loss could be incurred. Furthermore, because some of the warehouse loans and construction loans made by the Company bear interest based upon an intermediate-term index while the Company's borrowings to fund such loans bear interest based upon a short-term index, the Company is subject to the risk of narrowing interest rate spreads. See ' -- Liquidity.'

     Lower long-term rates of interest may negatively affect the yield on the Company's portfolio of 'interest only' securities, master servicing fees receivable and other mortgage loans and mortgage-backed securities purchased at a premium. It is also possible that in certain low interest rate environments the Company would not fully recoup its initial investment in such securities or investments.

RISKS RELATING TO RETENTION OF MORTGAGE-BACKED SECURITIES AND ISSUANCE OF CMOS

     The Company has made, and expects to continue to make, investments in mortgage-backed securities. The Company's portfolio of mortgage-backed securities consists principally of securities retained in connection with its issuance of mortgage-backed securities in the form of REMICs, but also includes securities purchased in third party transactions. A mortgage-backed security is a type of derivative security, the cash flow on which is derived from payments on an underlying pool of mortgage loans. The yield derived from certain classes of mortgage-backed securities, including, but not limited to, 'interest only,' 'principal only' and subordinated securities, is particularly sensitive to interest rate, prepayment and credit risks. As used herein, 'subordinated securities' refers to mortgage-backed securities that are rated below AAA by Standard & Poor's Corporation or below an equivalent rating by another nationally recognized rating agency. The Company's investment portfolio includes each of these classes of securities, as well as investments in master servicing fees receivable, which have characteristics comparable to 'interest only' securities insofar as their value tends to decline as prepayment rates increase.

     The yield on the Company's portfolio of 'interest only' securities, master servicing fees receivable and similar investments would decline considerably as a result of rapid prepayments occasioned by declining interest rates. It is also possible that under certain high prepayment scenarios the Company would not recoup its initial investment in such securities or investments. In the case of 'principal only' securities, it is possible that under certain low prepayment scenarios, the Company's yield on such investments would be lower than the anticipated yield at the time such securities were purchased, and in the event such securities were sold under such circumstances, a loss could be incurred. Because subordinated securities, in general, bear all losses prior to the related senior securities, the amount of credit risk associated with the Company's investment in such subordinated securities is significantly greater than that which would be associated with a comparable investment in the related senior securities and, on a percentage basis, the risk is greater than holding the underlying mortgage loans directly. See ' -- Credit Risks' and 'Business -- Mortgage Conduit Operations -- Securitization Process.'

     Net earnings generated from the Company's investments in mortgage loans and mortgage-backed securities financed through the issuance of CMOs are derived primarily from the excess of the cash flow generated from such mortgage loans and mortgage-backed securities over the amounts required for debt service on the CMOs and related administrative expenses ('Residual Cash Flow'). In addition, earnings from the Company's CMO portfolios are reduced by amortization of the related premium, original issue discount and bond issuance costs. The Company's earnings from its CMO portfolio are primarily affected by changes in prepayment rates on the underlying mortgage loans. From 1992 through the beginning of 1994, the Company's earnings were negatively impacted by high prepayment rates caused primarily by low interest rates and the refinancing of mortgage loans securing CMOs issued by the Company. See 'Business -- Historical Operations.' To the extent classes of CMOs have variable interest rates, the Residual Cash Flow from such CMOs may decrease in a rising interest rate environment or increase in a declining interest rate environment. In any interest rate scenario, the Company's earnings over time from its CMO portfolio will decline as the earlier maturity, lower interest-cost classes of CMOs are repaid, thereby decreasing the remaining net interest spread, if any, and as administrative expenses associated with the CMOs become a larger percentage of the remaining Residual Cash Flow. Although increased levels of interest rates may decrease prepayments and mitigate the negative impact on the Company's earnings on its existing CMO portfolio, the Company anticipates no significant future earnings on its existing CMO portfolio, regardless of the level of interest rates or prepayments. See ' -- Changes in Interest Rates.'

LIQUIDITY

     The Company uses proceeds from, among other things, reverse repurchase agreements to meet its working capital needs. The Company's reverse repurchase arrangements are subject to collateral maintenance agreements whereby the Company, in effect, may borrow a specified percentage of the market value of the mortgage loans and mortgage-backed securities which are the subject of the arrangements. The market value of such collateral is generally determined by the lender under such arrangements and may, due to the sometimes illiquid and volatile markets in certain of such collateral, as well as the lender's discretion in determining such market value, be somewhat uncertain. To the extent that the market value of the collateral declines (as will be the case if interest rates increase), additional collateral is required to secure such borrowings. If the required amount of collateral is increased, the Company's ability to raise funds through subsequent similar arrangements may be diminished, and the Company's ability to finance the accumulation of mortgage loans may be reduced. If the Company fails to post such additional collateral, the lender may terminate such arrangement, accelerate the Company's obligations and retain or immediately liquidate the existing collateral in order to satisfy the Company's debt. The Company has implemented a hedging strategy for the portion of its mortgage portfolio held for sale which to some extent may mitigate the effect of adverse market movement. See ' -- Risks Relating to Retention of Mortgage-Backed Securities and Issuance of CMOs.'

     Currently, the Company does not have committed financing facilities available for the portion of its warehouse lending programs pursuant to which the Company may make loans that are secured by servicing rights, servicing sales receivables and foreclosure and repurchase mortgage loans, nor does the Company have committed financing facilities available for its newly organized construction lending programs. If the Company is unable to obtain financing for these assets and operations, the Company may have to discontinue these programs, which may have a negative impact on earnings. Although the Company has committed and uncommitted financing facilities available for its mortgage conduit operations, the aggregate amount outstanding under its reverse repurchase agreements has from time to time exceeded the maximum committed amount, and may from time to time exceed such maximum committed amount in the future.


     The REIT provisions of the Internal Revenue Code require CWM to distribute to its shareholders substantially all of its net earnings. As a result, such provisions restrict CWM's ability to retain earnings and replenish the capital committed to its business activities.


     The Company's liquidity is also affected by its ability to access the debt and equity capital markets. To the extent that the Company is unable to regularly access such markets, the Company could be forced to sell assets at unfavorable prices or discontinue various business activities in order to meet its liquidity needs. As a result, any such inability to access the capital markets could have a negative impact on the Company's earnings.

     Substantially all of the Company's assets are pledged to secure the repayment of CMOs, reverse repurchase agreements and other borrowings. It is anticipated that substantially all of the mortgage loans the Company acquires in the future will also be pledged to secure borrowings pending their securitization or sale or as a part of their long-term financing. The cash flows received by the Company from its investments that have not yet been distributed, pledged or used to acquire mortgage loans or other investments may be the only unpledged assets available to unsecured creditors and stockholders in the event of liquidation of the Company. For a discussion of the Company's borrowings, see 'Business -- Financing Sources.'

COMPETITION

     In purchasing mortgage loans and issuing mortgage-backed securities, the Company competes with established mortgage conduit programs, investment banking firms, savings and loan associations, banks, FNMA, FHLMC, the Government National Mortgage Association ('GNMA'), mortgage bankers, insurance companies, other lenders and other entities purchasing mortgage assets. Certain changes currently taking place in the mortgage industry, including technological initiatives promoted by FNMA and FHLMC which could give such entities direct access to mortgage borrowers, may have an adverse impact upon current sellers to the Company's mortgage conduit operations. Continued consolidation in the mortgage banking industry may also reduce the number of such sellers, thus reducing the Company's potential customer base, resulting in the Company's purchasing a larger percentage of mortgage loans from a smaller number of sellers. Such changes could negatively impact the Company's mortgage conduit operations. See ' -- Demand for Residential Mortgage Loans and the Company's Non-Conforming Loan Products' and 'Business -- Mortgage Conduit Operations -- Marketing and Production -- Mortgage Loans Acquired.' Mortgage-backed securities issued through the Company's mortgage conduit operations face competition from other investment opportunities available to prospective investors.

     The Company faces competition in its warehouse lending operations from banks and other warehouse lenders, including investment banks and other financial institutions. Similarly, the Company faces competition in its construction lending operations from banks and other financial institutions. Many of the institutions with which the Company competes in its mortgage conduit, warehouse lending and construction lending operations have significantly greater financial resources than the Company.

CREDIT RISKS

     The REMICs and CMOs created by the Company have been structured so that, in general, substantially all of such securities are rated investment grade by at least one nationally recognized rating agency. The ratings of the Company's mortgage-backed securities are based on the perceived credit risk by the applicable rating agency of the underlying mortgage loans, the structure of the securities and the associated level of credit enhancement. The Company currently provides credit enhancement principally by issuing mortgage-backed securities in senior/subordinated structures. In a senior/subordinated structure, the subordinated portion of the structure absorbs losses before the senior portion is affected. The Company, however, is at risk for credit losses on mortgage loans prior to their securitization and, to the extent it retains any of the mortgage-backed securities evidencing interests in such mortgage loans, subsequent to their securitization in an amount up to the amount of securities retained. Although the Company has recourse against the seller of the affected mortgage loan in the event of fraud or misrepresentation during the mortgage loan origination process or upon early payment default, the Company is at risk of loss to the extent that such seller does not perform its obligations. The Company also assumes credit risk for mortgage loans held for investment.

     In the future, the Company expects to continue to provide credit enhancement principally through the issuance of mortgage-backed securities in senior/subordinated structures. The Company has retained, and expects to continue to retain, certain of the subordinated securities so issued on a short-term or long-term basis and may occasionally purchase similar subordinated securities from other entities. Subordinated securities retained or acquired by the Company subject the Company to credit risk on the underlying mortgage loans up to the amount of the securities retained or acquired.

     Credit risks associated with jumbo loans and other non-conforming loans may be greater than those associated with conforming loans which comply with FNMA and FHLMC guidelines. Non-conforming mortgage loans generally consist of jumbo mortgage loans (loans with a principal balance in excess of $203,150) or loans which are originated in accordance with underwriting or product guidelines that differ from those applied by FNMA, FHLMC or GNMA. The principal differences between conforming loans and the non-conforming loans purchased by the Company include the applicable loan-to-value ratio, the credit history and income of the mortgagor, the documentation required for approval of the mortgagor, the type of property securing the mortgage loan, loan size and the mortgagor's occupancy status with respect to the mortgaged property. As a result of these and other factors, the interest rates charged on non-conforming loans are often higher than those charged for conforming loans. The combination of different underwriting criteria and higher rates of interest may lead to higher delinquency rates and/or credit losses for non-conforming as compared to conforming loans and could have an adverse effect on the Company to the extent that the Company retains such loans or securities evidencing interests in such loans.

     As a warehouse and construction lender, the Company is a secured creditor of mortgage bankers and builders and is subject to the risks associated with such businesses, including the risks of fraud, borrower default and bankruptcy, any of which could result in credit losses for the Company. Any claim of the Company as a secured lender in a bankruptcy proceeding may be subject to adjustment and delay. See ' -- Construction Lending Risks' below and 'Business -- Warehouse Lending.'

DEMAND FOR RESIDENTIAL MORTGAGE LOANS AND THE COMPANY'S NON-CONFORMING LOAN PRODUCTS

     The availability of mortgage loans meeting the Company's criteria is dependent upon, among other things, the size of and level of activity in the residential real estate lending market and, in particular, the demand for non-conforming mortgage loans. The size and level of activity in the residential real estate lending market depend on various factors, including the level of interest rates, regional and national economic conditions and inflation and deflation in residential property values. To the extent the Company is unable to obtain sufficient mortgage loans meeting its criteria, the Company's business will be adversely affected.

     FNMA, FHLMC and GNMA are not currently permitted to purchase mortgage loans with original principal balances above $203,150. If this dollar limitation is increased without a commensurate increase in home prices, the Company's ability to maintain or increase its current acquisition levels could be adversely affected as the size of the non-conforming mortgage loan market may be reduced, and FNMA, FHLMC and GNMA may be in a position to purchase a greater percentage of the mortgage loans in the secondary market than they currently acquire.

     In general, lower interest rates prompt greater demand for mortgage loans, because more individuals can afford to purchase residential properties (assuming incomes do not decline), and refinance transactions increase. However, if low interest rates are accompanied by a weak economy and high unemployment, demand for housing and residential mortgage loans may decline. Conversely, higher interest rates and lower levels of housing finance and refinance activity may decrease mortgage loan purchase volume levels, resulting in decreased economies of scale and higher costs per unit, reduced fee income, smaller gains on the sale of non-conforming mortgage loans and lower net income during the accumulation phase.

     The Company anticipates that the properties that secure the Company's mortgage loans will continue to have their largest concentration in California. Since 1989, the California economy has been adversely affected by an economic recession. A continued decline of general economic conditions in California or in the California real estate market resulting in decreased home purchasing and refinancing activity could have an adverse effect on the Company's ability to acquire mortgage loans in California. In addition, of the $4.5 billion in mortgage loans acquired by the Company during the nine months ended September 30, 1994, $3.4 billion (or 76%) were acquired from the Company's top ten sellers by volume of sales, and $2.6 billion (or 59%) were acquired from the top three of such sellers. None of such top ten sellers is an affiliate of the Company. If any one of the top three sellers were to cease selling mortgage loans to the Company and the Company were to be unable to replace the volume attributable to such seller, the Company's business could be adversely affected. While the Company is taking steps to increase the diversification of its top sellers, no assurance can be given that such steps will be successful. See 'Business -- Mortgage Conduit Operations -- Marketing and Production -- Mortgage Loans Acquired.'

CONSTRUCTION LENDING RISKS

     In connection with its construction lending operations, the Company provides single family subdivision construction lending to developers. Risks involved in construction lending include both project risks and market risks, among others.

     Project risks, those risks directly related to the construction effort, include cost overruns, product liability for materials used in construction, borrower credit risk/completion risk, general contractor credit risk, and environmental and other hazards risk. The Company attempts to detect and avoid potential cost overruns through detailed, independent cost estimation reviews completed prior to funding and at each disbursement of funds. The Company believes that product liability and/or faulty materials risks are mitigated by careful selection of the builders with whom the Company does business, the generally standard and tested materials used in residential construction and the Company's requirement for product liability insurance. The Company attempts to identify and assess borrower and general contractor credit risk through credit checks of the borrower and general contractor, guarantor and principals prior to loan approval and through a loan structure requiring full recourse to the borrower and, if necessary, third party guarantees to supplement the same. Completion risk is similarly addressed by an assessment of the financial strength of the borrower/guarantor and testing of the budget at each disbursement for adequacy to complete the project. The Company believes that environmental risks are reduced by the requirement for independent environmental assessments prior to loan approval.

     Market risks are those risks associated with the sale of the completed residential units and include interest rate/affordability risk, risks posed by competing projects and product design risk. The Company attempts to manage interest rate and affordability risk through the use of loan-to-cost and loan-to-value guidelines and by requiring that construction of larger projects, and associated advances of funds, be carried out in successive phases. The Company gathers information through city or county planning departments as well as commercial market information services in order to try to identify and assess potential competing projects. The Company tries to reduce product design risk through a review of project plans and specifications by a cost estimator, the Company's underwriting staff and an independent appraiser. Other risks include fraud and borrower bankruptcy. No assurance can be given that the Company's attempts to mitigate project risks and market risks will be successful.

     As a new entrant to the construction lending field, the Company has no record of successful lending in such field and has little experience in originating and administering construction loans. Demand for the Company's construction loans is also affected by conditions prevailing in the regional economies where the Company makes construction loans and by the level of interest rates. The Company does not currently have committed financing facilities available to it with which to finance its construction lending operations and, as a consequence, must currently finance its construction lending operations with its equity capital. In the event that the Company is unable to obtain alternative financing, the Company may be required to curtail its construction lending activities. The Company faces competition in its construction lending operations from banks and other financial institutions, many of which have significantly greater financial resources than the Company.

POTENTIAL CONFLICTS OF INTEREST

     Although the Company believes that its relationships with CAMC, CCI and CFC provide significant benefits to its various operations, the Company is subject to potential conflicts of interest arising from its relationship with its manager, CAMC, and CAMC's affiliates. CAMC, through its affiliation with CFC, has interests that conflict with those of the Company in fulfilling certain of its duties. The Company relies upon CAMC (which has entered into a subcontract with CFC to provide certain management services to the Company) for the day-to-day operation of its business. Currently, the Company has no employees and relies upon CAMC and its employees to conduct the Company's business including its mortgage conduit, warehouse lending and construction lending operations. In conducting its operations, the Company may also utilize CFC as a resource for loan servicing, personnel administration and loan production. No assurance can be given that the Company's relationships with CAMC and its affiliates will continue indefinitely. The failure or inability of CAMC to provide the services required of it under the management agreement (or of CFC to perform its obligations under its subcontract with CAMC) or any other agreements or arrangements with the Company could have a material adverse effect on the Company's business. In addition, as sole holder of all outstanding voting stock of INMC, CFC has the right to elect all directors of INMC. Such directors elect the INMC officers and determine the dividend policy of INMC.

     Although the Company generally purchases mortgage loans on a servicing retained basis (where the seller retains the servicing rights) and CFC purchases mortgage loans on a servicing released basis (where the buyer acquires the servicing rights), the Company may from time to time compete with CFC for the purchase of mortgage loans in those cases where sellers are evaluating servicing retained as well as servicing released sales options. If this competition were to increase or if CFC were to compete with the Company in other areas of its business, such competition, supported by CFC's greater financial and other resources, could result in lower volumes of loans purchased by the Company and, consequently, reduced earnings (or increased losses) for the Company.

RESTRICTIONS ON OWNERSHIP OF COMMON STOCK


     CWM's Certificate of Incorporation and Bylaws prohibit concentrated ownership of CWM which might jeopardize its qualification as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the 'Code'). See 'Description of Common Stock.' These provisions may inhibit market activity and the resulting opportunity for CWM's stockholders to receive a control premium for their shares, since CWM's Certificate of Incorporation prohibits ownership of more than 9.8% of CWM's outstanding shares of Common Stock by any one person or group. Although CWM's directors do not anticipate that CWM will repurchase or otherwise reduce the number of outstanding shares of CWM's Common Stock (except in the event of mandatory purchases of Excess Shares, as defined herein), investors seeking to acquire substantial holdings in CWM should be aware that this ownership limitation may be exceeded by a stockholder without any action on his or her part if the number of outstanding shares of CWM's capital stock is reduced.

     CWM's Certificate of Incorporation and Bylaws provide that 'disqualified organizations' within the meaning of Section 860E(e)(5) of the Code, which generally include governmental entities and other tax-exempt persons not subject to tax on unrelated business taxable income, are ineligible to hold CWM's shares. Accordingly, the shares of Common Stock offered hereby should not be purchased or held by such disqualified organizations. See 'Certain Federal Income Tax Considerations.'


CONSEQUENCES OF FAILURE TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST


     Although CWM has satisfied and intends to continue to satisfy Sections 856 through 860 of the Code (the 'Real Estate Investment Trust Provisions of the Code'), no assurance can be given that the future operations of CWM will continue to satisfy such requirements. If in any tax year CWM should not qualify as a real estate investment trust, it would be taxed as a corporation, and distributions to CWM's stockholders would not be deductible by CWM in computing its taxable income. In that event, CWM would not be eligible again to elect real estate investment trust status until the fifth taxable year that begins after the year for which CWM's election was terminated unless certain relief provisions apply. Failure to qualify would reduce the amount of after-tax earnings available for distribution to stockholders and could result in CWM incurring substantial indebtedness (to the extent borrowings are feasible), or disposing of substantial investments, in order to pay the resulting taxes or, in the discretion of CWM, to maintain the level of CWM's distributions to its stockholders. See 'Certain Federal Income Tax Considerations.'



     The value of any one issuer's securities owned by CWM (other than stock in another REIT, a qualified REIT subsidiary or temporary investments of new capital) may not exceed 5% of the value of CWM's total assets. Although CWM intends to manage its investment in INMC's securities such that the value of INMC's securities held by CWM will satisfy this 5% asset test, the valuation of such securities is subject to various uncertainties and the failure of CWM to satisfy the 5% asset test could result in its disqualification as a REIT.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto incorporated by reference in this Prospectus. The consolidated financial data for each of the five years in the period ended
December 31, 1993 has been derived from audited financial statements. The consolidated financial information for the nine months ended September 30, 1994 and 1993 has been derived from unaudited consolidated financial statements; however, in the opinion of management of CWM, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the results for such periods have been included. The operating results of CWM for the nine months ended September 30, 1994 are not necessarily indicative of the operating results to be expected for the entire year.



     The consolidated financial statements include the accounts of CWM and its consolidated subsidiaries. CWM also owns all the preferred stock and has a 99% economic interest in INMC, a taxable corporation. Previously, INMC was consolidated with CWM. The 1993 financial statements have been restated to account for CWM's investment under a method similar to the equity method. The directors and senior officers of INMC are also senior officers of CWM. In addition, INMC's operations and technology are dependent upon and closely integrated with CWM and CWM is the sole supplier of its mortgage loans. Accordingly, INMC is accounted for under a method similar to the equity method because CWM (as opposed to affiliates of CWM) has the ability to exercise significant influence over the financial and operating policies of INMC through its ownership of the preferred stock and other contracts. Under this method, original investments are recorded at cost and adjusted by CWM's share of earnings or losses and decreased by dividends received.




                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,                          YEAR ENDED DECEMBER 31,
                                          -----------------------   ------------------------------------------------------------
                                             1994         1993         1993        1992        1991         1990         1989
                                          ----------   ----------   ----------   --------   ----------   ----------   ----------
                                          (RESTATED)   (RESTATED)   (RESTATED)
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED EARNINGS STATEMENT DATA:
     Interest income
          Mortgage loans held for sale..  $   26,290   $   12,992   $   21,086   $  --      $   --       $   --       $   --
          Collateral for CMOs...........      16,899       33,701       41,685     68,692      106,863      123,124      137,747
          Mortgage loans held for
            investment..................       6,121       --           --          --          --           --           --
          Mortgage securities, net......      --              674          674     37,378       41,771       38,889       47,734
          Master servicing, net.........       4,578       --           --          --          --           --           --
          Advances to INMC..............       2,964          619          914      --          --           --           --
          Other.........................       3,882          434        1,942      --          --           --           --
                                          ----------   ----------   ----------   --------   ----------   ----------   ----------
               Total interest income....      60,734       48,420       66,301    106,070      148,634      162,013      185,481
     Interest expense
          Reverse repurchase agreements
            and other borrowings........      22,077        6,141       10,354     23,953       28,714       32,073       43,059
          CMOs..........................      21,607       43,409       54,958     83,558      106,681      117,438      130,530
                                          ----------   ----------   ----------   --------   ----------   ----------   ----------
               Total interest expense...      43,684       49,550       65,312    107,511      135,395      149,511      173,589
                                          ----------   ----------   ----------   --------   ----------   ----------   ----------
     Net interest income (expense)......      17,050       (1,130)         989     (1,441)      13,239       12,502       11,892
     Equity in earnings of INMC.........       4,426        2,372        2,523      --          --           --           --
     Gain on sale of mortgage loans and
       securities.......................      --              917          917      9,031          735       --           --
     Salaries, general, and
       administrative expenses..........      (1,934)      (1,111)      (1,549)    (1,606)      (1,485)      (1,538)      (1,595)
     Management fees to affiliate.......        (481)        (312)        (400)      (997)      (1,622)      (1,451)      (1,652)
                                          ----------   ----------   ----------   --------   ----------   ----------   ----------
               Net earnings.............  $   19,061   $      736   $    2,480   $  4,987   $   10,867   $    9,513   $    8,645
                                          ----------   ----------   ----------   --------   ----------   ----------   ----------
                                          ----------   ----------   ----------   --------   ----------   ----------   ----------
     Earnings per share.................    $0.59        $0.04        $0.13       $0.36       $0.78        $0.70        $0.63
     Dividends per share (declared for
       earnings of the period)..........    $0.60        $0.36        $0.48       $0.48       $0.78        $0.69        $0.64
SELECTED BALANCE SHEET DATA AT PERIOD
  END:
     Mortgage loans held for sale.......  $  420,856   $  491,962   $  794,132   $  --      $   --       $   --       $   --
     Mortgage loans held for
       investment.......................     307,566       --           --          --          --           --           --
     Total assets.......................   1,271,898    1,120,985    1,396,738    714,225    1,852,057    1,737,731    1,844,483
     CMOs, including accrued interest...     214,112      485,353      365,886    571,857    1,040,495    1,220,905    1,352,824
     Reverse repurchase agreements,
       including accrued interest.......     793,369      447,105      770,334     21,950      688,860      394,056      369,241
     Total shareholders' equity.........     256,267      189,263      250,608    119,995      122,403      121,147      120,776
SELECTED OTHER DATA:
     Mortgage loans acquired............  $4,410,075   $1,886,107   $3,451,119      --          --           --           --

                          CWM MORTGAGE HOLDINGS, INC.



GENERAL



     CWM was incorporated in the State of Maryland on July 16, 1985 and reincorporated in the State of Delaware on March 6, 1987. CWM has elected to be taxed as a real estate investment trust under the Code. As a result of this election, CWM will not, with certain limited exceptions, be taxed at the corporate level on the net earnings distributed to CWM's stockholders.



     The principal executive offices of CWM are located at 35 North Lake Avenue, Pasadena, California 91101-1857, and its telephone number is (800) 669-2300.



RECENT DEVELOPMENTS



     On January 17, 1995, CWM announced unaudited earnings of $8.8 million, or $0.27 per share, for the quarter ended December 31, 1994, as compared with earnings of $1.7 million, or $0.07 per share, for the quarter ended December 31, 1993. For the year ended December 31, 1994, CWM unaudited earnings were $27.8 million, or $0.86 per share, as compared with earnings of $2.5 million, or $0.13 per share, for the year ended December 31, 1993. CWM also declared a dividend per share of $0.27 for the quarter ended December 31, 1994, payable March 8, 1995 to stockholders of record as of February 21, 1995.


                                    BUSINESS

     The Company operates three businesses: its principal business, a non-conforming mortgage loan conduit conducted through INMC, a warehouse lending division (WLCA) and a construction lending division (CLCA). The Company's principal sources of income from its mortgage conduit operations are gains recognized on the sale of mortgage loans and securities, the net spread between interest earned on mortgage loans owned by the Company and the interest costs associated with the borrowings used to finance such loans pending their securitization ('net interest spread') and the net interest income earned on its investment portfolio of mortgage loans, master servicing fees receivable and mortgage-backed securities. See ' -- Mortgage Conduit Operations.' The Company's principal sources of income from its warehouse lending and construction lending operations are the net spread between interest earned on the warehouse lending and construction loans and the interest costs associated with the borrowings used to finance such loans and the fee income paid to the Company by the borrowers in connection with such loans. See ' -- Warehouse Lending' and ' -- Construction Lending.' Prior to 1993, the Company had been exclusively a long-term investor in single-family, first-lien, residential mortgage loans and in mortgage-backed securities representing interests in such loans. See ' -- Historical Operations.'

MORTGAGE CONDUIT OPERATIONS

     GENERAL


     As a non-conforming mortgage loan conduit, the Company is an intermediary between the originators of mortgage loans that do not currently meet the guidelines for purchase by the government and government sponsored entities (i.e., GNMA, FNMA and FHLMC) that guarantee mortgage-backed securities ('non-conforming mortgage loans') and permanent investors in mortgage-backed securities secured by or representing an ownership interest in such mortgage loans. All loans purchased by CWM for which a REMIC transaction or whole loan sale is contemplated are committed for sale to INMC at the same price at which the loans were acquired by CWM. INMC does not purchase any loans from entities other than CWM. The Company's mortgage conduit operations consist of the purchase and securitization of mortgage loans secured by first liens on single (one-to-four) family residential properties that are originated in accordance with the Company's underwriting guidelines. Sellers generally retain the rights to service the mortgage loans purchased by the Company.


     Based upon its experience in the mortgage banking industry and in the mortgage conduit business, management of the Company believes it can compete effectively by providing mortgage loan sellers with an expanded and competitively priced array of non-conforming mortgage loan products; timely purchasing of loans; flexible master commitments; and mandatory, best efforts and optional rate-locks. The Company also believes the response time efficiencies, purchase commitment options and pricing offered by its mortgage conduit operations have enabled it to compete effectively with other non-conforming mortgage loan conduits.

     MARKETING AND PRODUCTION

     Marketing Strategy. The Company's mortgage conduit operations are designed to attract both large and small sellers of non-conforming mortgage loans by offering a variety of products, pricing and loan underwriting methods designed to be responsive to such sellers' needs. The Company expects to continue to introduce niche products from time to time, which may give the Company temporary competitive advantages. The Company's products include fixed-rate, adjustable-rate and negative amortization mortgage loans, combined construction and permanent mortgage loans, mortgage loans for cooperatives, model homes and investment properties and mortgage loans to foreign nationals. In response to the perceived needs of non-conforming mortgage loan sellers, the Company's marketing strategy offers competitive pricing, response time efficiencies in the purchase process, direct and frequent contact through a trained sales force and flexible commitment programs. The Company recently restructured its sales and marketing staff by consolidating its sales force for its three businesses. Management believes that these restructuring efforts will encourage cross-selling of the Company's mortgage conduit, warehouse lending and construction lending products and, at the same time, reduce overall marketing costs. Additionally, the Company believes that this restructuring will assist it in targeting smaller mortgage bankers. The Company's sale of mortgage loans it purchases through the issuance of mortgage-backed securities enables the Company to offer sellers competitive pricing.

     The Company utilizes a computer-based seller/servicer guide for sellers (the 'Seller/Servicer Guide') which is available in hard copy format and diskette, and may be accessed through a third-party computer documentation network. In addition, sellers have direct access to the Company's senior management to resolve issues or to design solutions to their specific needs.

     The Company has established three loan underwriting methods designed to be responsive to the needs of non-conforming mortgage loan sellers. The first method established by the Company is a delegated underwriting program pursuant to which mortgage loans are underwritten in accordance with the Company's guidelines by the seller and purchased on the basis of the seller's financial strength, historical loan quality and other qualifications. The delegated underwriting program enables sellers to deliver loans to the Company without time delay imposed by the Company's underwriters or a third party underwriter, such as a mortgage pool insurer. A sample of such loans is subsequently reviewed by the Company in accordance with its expanded quality control guidelines. The efficiencies and other features of the delegated underwriting program have helped differentiate the Company's mortgage conduit operations from its competitors.

     The delegated underwriting program consists of two separate subprograms. The Company's principal delegated underwriting subprogram is designed for loan sellers that meet higher financial and performance criteria than those applicable to sellers generally. While certain sellers have delegated underwriting authority for all mortgage products under this subprogram, others have delegated authority only with respect to certain products. As of September 30, 1994, 55 sellers had received full delegated underwriting approval, and during the nine months ended September 30, 1994, the Company had purchased approximately $3.45 billion aggregate principal amount of mortgage loans from these sellers through this subprogram. The Company also operates a restricted delegated underwriting subprogram that is available to substantially all of the Company's sellers. Under this more limited subprogram, only the Company's standard loan products with loan-to-value ratio (i.e., the percentage obtained by dividing the principal amount of a loan by the lower of the sales price or appraised value of the mortgaged property when the loan is originated) and outstanding balance requirements which are more restrictive than the Company's standard guidelines may be submitted. During the nine months ended September 30, 1994, the Company purchased approximately $1 million aggregate principal amount of mortgage loans through this subprogram.

     Under the Company's second underwriting method, sellers submit to the Company mortgage loans for which there is no pool insurance commitment, to be underwritten in accordance with the Company's guidelines. During the nine months ended September 30, 1994, the Company purchased approximately $552 million aggregate principal amount of mortgage loans under this program.

     The Company's third method is designed to serve sellers who generally obtain mortgage pool insurance commitments in connection with the origination of their loans. Under the third method, the Company does not perform a full underwriting review of such mortgage loans, but instead relies on the credit review and analysis of the mortgage pool insurer and its own follow-up quality control procedures. During the nine months ended September 30, 1994, the Company purchased $488 million aggregate principal amount of mortgage loans under this program. The Company expects that significantly fewer mortgage loans will be purchased pursuant to this program in future periods than in recent periods. Under all three methods, loans are purchased by the Company only after completion of a legal documentation and eligibility criteria review. See ' -- Underwriting and Quality Control.'

     The Company has experienced no material differences in the rates of delinquencies and credit losses with respect to mortgage loans purchased pursuant to each of its three loan underwriting methods. Although the delegated underwriting program could be deemed to present inherently greater risks due to the lower level of individual loan review, the Company believes that this risk is mitigated by the higher net worth requirements applicable to loan sellers eligible for the delegated underwriting program, thereby enhancing the financial support for the representations and warranties made by such sellers to the Company, and such sellers' experience and demonstrated performance with the government sponsored entities referred to above with respect to the delegated underwriting program.

     In addition to its three loan underwriting methods, the Company has established five methods for verifying borrower income and assets in order to be responsive to the needs of non-conforming mortgage loan sellers. With respect to all five methods, generally as the standards for required documentation are lowered, the borrower down payment requirements are increased and the required loan-to-value ratios are decreased, the borrower must have a stronger credit history, more cash reserves are required, and the appraisal of the subject property is reviewed more conservatively. The Company's first method of verifying borrower income and assets requires third party written verification of the borrower's liquid assets and income. The second method requires written evidence, obtained directly from the borrower, of the borrower's liquid assets and income. This includes W-2 forms, pay stubs and tax returns to verify income and bank and broker statements to verify assets. The third method requires third party written verification of assets. With respect to the borrower's income under this method, the borrower provides unverified information on the loan application and provides the Company with a tax form that can be used to verify income at a later date. The fourth method requires third party written verification of assets; however, no information is obtained regarding the borrower's income. Under the final method, the borrower provides unverified asset information in the loan application and no information is obtained regarding the borrower's income. The latter two methods are only available to borrowers with a strong asset base and perfect credit history and who have a demonstrated track record in making mortgage payments on a timely basis.

     As part of its marketing strategy, the Company emphasizes the advantages to the seller of retaining the rights to service the loans purchased by the Company. In general, retention of servicing rights may be advantageous, because earnings from a servicing portfolio may to some extent offset the effect of increasing interest rates on loan origination revenues. In addition, retention of servicing rights for non-conforming mortgage loans enables sellers to maintain direct contact with the non-conforming mortgage loan borrowers and may provide opportunities for the seller or its affiliates to offer other services or products. Maintaining an ongoing relationship may increase the likelihood that such borrowers will choose the seller or its affiliates for future real estate or financial transactions.

     Mortgage Loans Acquired. Substantially all of the mortgage loans purchased through the Company's mortgage conduit operations have been non-conforming mortgage loans. Non-conforming mortgage loans are loans that do not qualify for purchase by FHLMC or FNMA or for inclusion in a loan guarantee program sponsored by GNMA. Currently, the maximum principal balance for a conforming loan is $203,150. Loans that exceed such maximum principal balance are referred to as 'jumbo loans.' Non-conforming mortgage loans generally consist of jumbo mortgage loans or loans which are originated in accordance with underwriting or product guidelines that differ from those applied by FNMA, FHLMC and GNMA. Such non-conforming loans may involve some greater risk as a result of such different product structures and underwriting guidelines.

     Non-conforming loans purchased by the Company pursuant to its underwriting programs typically differ from those purchased pursuant to the guidelines established by FNMA, FHLMC and GNMA primarily with respect to loan-to-value ratios, borrower income or credit history, required documentation, interest rates, borrower occupancy of the mortgaged property and/or property types. To the extent that these programs reflect underwriting standards different from those of FNMA, FHLMC and GNMA, the performance of loans made thereunder may reflect higher delinquency rates and/or credit losses.

     The Company's focus on the acquisition of jumbo and non-conforming mortgage loans may affect the Company's financial performance. For example, the purchase market for jumbo and non-conforming loans has typically provided for higher interest rates in order to compensate for the lower liquidity of such loans, thereby potentially enhancing the interest income earned by the Company during the accumulation phase for loans held for sale and during the holding period for loans held for investment. In addition, due to the lower level of liquidity in the jumbo and non-conforming loan market, the Company may realize higher returns upon securitization of such loans than would be realized upon securitization of conforming loans. On the other hand, such lower level of liquidity may from time to time cause the Company to hold such loans or other mortgage related assets supported by such loans. In addition, by retaining for investment either the loans or other mortgage-related assets supported by such loans, the Company assumes the potential risk of any increased delinquency rates and/or credit losses as well as interest rate risk. See 'Risk Factors -- Changes in Interest Rates' and ' -- Credit Risks.'

     The credit quality of the loans purchased by the Company will vary depending upon the specific program offered by the Company under which such loans are purchased. For example, a principal credit risk inherent in adjustable-rate mortgage loans is the potential 'payment shock' experienced by the borrower as rates rise, which could result in increased delinquencies and credit losses. In the case of negative amortization mortgage loans, a portion of the interest due accrues to the underlying principal balance of the loan, thereby increasing the loan-to-value ratio of the mortgage loan; as a general rule, mortgage loans with higher loan-to-value ratios are vulnerable to higher delinquency rates given the borrower's lower equity investment in the underlying property. Limited documentation mortgage loans, by contrast, must meet lower loan-to-value ratios and more rigorous criteria for borrower credit quality in order to compensate for the reduced level of lender due diligence with respect to the borrower's earnings history and capacity. The Company regularly reviews its delinquency and foreclosure statistics against those of other major mortgage loan conduits, and believes that its delinquency and foreclosure rates compare favorably with those of its major competitors. There can be no assurance, however, that the Company will continue to experience such relatively favorable delinquency and foreclosure rates.


     The Company's loan purchase activities focus on those regions of the country where higher volumes of non-conforming mortgage loans are originated, including California, Connecticut, Florida, Hawaii, Illinois, Maryland, Michigan, New Jersey, New York, Ohio, Texas, Virginia, Washington and Washington, D.C. The Company's highest concentration of non-conforming mortgage loans relates to properties located in California because of the generally higher property values and mortgage loan balances prevalent there. Mortgage loans secured by California properties have accounted for approximately 69% of the mortgage loans purchased during the nine months ended September 30, 1994. In addition, of the $4.4 billion in loans acquired during the nine months ended September 30, 1994, $3.4 billion (or 76%) were acquired from the Company's top ten sellers by volume of sales, and $2.6 billion (or 59%) were acquired from the top three of such sellers. Headlands Mortgage Company, First California Mortgage Company and Imperial Credit Industries, Inc. were each responsible for sales to the Company of in excess of 10% of total loans acquired by the Company during the first nine months of 1994. None of such sellers is an affiliate of the Company. The Company is attempting to reduce its seller concentration by increasing its marketing efforts with respect to smaller and mid-sized loan sellers and by providing increased incentives to its sales force to develop such accounts. See 'Risk Factors -- Demand for Residential Mortgage Loans and the Company's Non-Conforming Loan Products' and ' -- Competition.'

     Mortgage loans acquired by the Company are secured by first liens on single (one-to-four) family residential properties with either fixed or adjustable interest rates. During the nine months ended September 30, 1994, fixed-rate mortgage loans accounted for approximately 56% of the mortgage loans purchased by the Company. Fixed-rate mortgage loans have a constant interest rate over the life of the loan, which is generally 15, 20 or 30 years. As interest rates have risen in recent periods, the volume of adjustable-rate mortgages ('ARMs') purchased by the Company has grown, and, in the quarter ended September 30, 1994, ARMs accounted for approximately 50% of all mortgage loans purchased by the Company. ARM loans provide for the periodic adjustment of the rate of interest, which equals the sum of a fixed margin and an interest index, subject to periodic and lifetime interest rate adjustment caps. The Company anticipates that all mortgage loans it purchases will fully amortize over their remaining terms. In connection with its mortgage conduit operations, the Company currently purchases (i) fixed-rate mortgage loans that have original terms to maturity ranging from 5 to 30 years, (ii) ARM mortgage loans that adjust based on the one year constant maturity Treasury index (the 'CMT Index'), the six month Certificate of Deposit rate or the six month London interbank offered rate ('LIBOR'), (iii) negative amortization payment-capped ARM mortgage loans that adjust based on the one-month eleventh district cost of funds index and the one-month LIBOR, (iv) negative amortization graduated payment mortgage loans,
(v) 5/25 mortgage loans that adjust on a one-time basis approximately five years following origination to an interest rate based upon the ten-year U.S. Treasury Note at such adjustment date and (vi) ARM 3/1, ARM 5/1, ARM 7/1 and ARM 10/1 mortgage loans that adjust yearly commencing three, five, seven or ten years, respectively, following origination based on the CMT Index. All of the Company's ARM mortgage loans are 30-year amortizing mortgage loans. The Company may from time to time purchase mortgage loans with other interest rate and maturity characteristics.

     The Company also purchases ARM loans which provide the borrower with the future option to convert to a fixed rate of interest. Although the Company generally plans to sell or securitize these ARM loans in connection with its mortgage conduit operations, it will generally be obligated to repurchase the fixed-rate loans resulting from any such conversion. Although the Company generally has the right to require repurchase of any such converted mortgage loan by the servicer or seller of such loan, no assurance can be given that the servicer or seller will be able to honor its obligations.

     The Company intends to commence during the first quarter of 1995 the purchase and securitization of 'B' and 'C' grade residential mortgage loans, and the Company is currently in the process of hiring an executive officer to oversee the program. In general, 'B' and 'C' grade loans are residential mortgage loans made to borrowers with lower credit ratings than borrowers of higher quality, or so called 'A' grade mortgage loans, and are normally subject to higher rates of loss and delinquency than the other non-conforming loans purchased by the Company. As a result, 'B' and 'C' grade loans normally bear a higher rate of interest, and may be subject to higher fees (including greater prepayment fees and late payment penalties), than non-conforming loans of 'A' quality. The Company will develop new underwriting guidelines to govern the acquisition of such loans. In general, greater emphasis is placed upon the value of the mortgaged property and, consequently, the quality of appraisals thereof, and less upon the credit history of the borrower in underwriting 'B' and 'C' grade mortgage loans than in underwriting 'A' grade loans. In addition, 'B' and 'C' grade loans are generally subject to lower loan-to-value ratios than 'A' grade loans.

     The Company intends to purchase such 'B' and 'C' grade loans on a servicing-released basis rather than on a servicing-retained basis, as is its usual practice, due to its belief that control over the servicing and collection functions with respect to such loans is important to the realization of a satisfactory return thereon. In connection therewith, the Company intends to contract with CFC for the performance of such servicing functions. As part of this process, the Company may form a separate collection group to assist CFC in the servicing of these loans.

     In connection with the securitization of 'B' and 'C' grade loans, the Company expects the levels of subordination required as credit enhancement for the more senior classes of securities issued in connection therewith to be higher than that with respect to the non-conforming loans usually securitized by it. Thus, to the extent that the Company retains any of the subordinated securities created in connection with such securitizations and losses with respect to such pools of 'B' and 'C' grade loans are higher than expected, the Company's earnings could be adversely affected. Furthermore, the Company expects to utilize a number of CAMC's existing personnel in connection with the sales, production and secondary marketing of 'B' and 'C' grade loans. As a result, the Company anticipates that it will need to hire only a relatively small number of employees to manage and assist in the administration of its 'B' and 'C' loan program. The Company does not expect to commit a material amount of funds to the acquisition and securitization of 'B' and 'C' grade loans during 1995, and the Company does not expect such activities to contribute materially to the Company's earnings during such period.

     Seller Eligibility Requirements. The mortgage loans acquired pursuant to the Company's mortgage conduit operations are originated by various sellers, including savings and loan associations, banks, mortgage bankers and other mortgage lenders. Sellers are required to meet certain regulatory, financial, insurance and performance requirements established by the Company before they are eligible to participate in the Company's mortgage loan purchase program, and must submit to periodic reviews by the Company to ensure continued compliance with these requirements. The Company's current criteria for seller participation generally include a tangible net worth of at least $1 million, approval as a FNMA or FHLMC Seller/Servicer in good standing, and approval as a HUD approved mortgagee in good standing or a financial institution that is insured by the FDIC or comparable federal or state agency and is supervised and examined by a federal or state authority. In addition, sellers are required to have comprehensive loan origination quality control procedures. In connection with its qualification, each seller enters into an agreement that provides for recourse by the Company against the seller in the event of any material breach of a representation or warranty made by the seller with respect to mortgage loans sold to the Company, any fraud or misrepresentation during the mortgage loan origination process or upon early payment default on such loans. As of September 30, 1994, 407 sellers have been approved by the Company as being eligible to participate in its mortgage conduit operations.

     Servicing Retention. Sellers of mortgage loans to the Company are generally expected to retain the rights to service the mortgage loans purchased by the Company. Servicing includes collecting and remitting loan payments, making required advances, accounting for principal and interest, holding escrow or impound funds for payment of taxes and insurance, if applicable, making required inspections of the mortgaged property, contacting delinquent borrowers and supervising foreclosures and property dispositions in the event of unremedied defaults in accordance with the Company's guidelines. The servicer receives fees generally ranging from 1/4% to 1/2% per annum on the declining principal balances of the loans serviced. Under certain circumstances, sellers have the option to require the Company to purchase such servicing rights at a previously determined price. During 1993 and through September 30, 1994, the Company purchased servicing rights with respect to approximately $2.3 billion in initial aggregate principal amount of mortgage loans which it had previously purchased on a servicing-retained basis from sellers, and sold such servicing rights with respect to approximately $1.8 billion in initial aggregate principal amount of mortgage loans to CFC in June 1994. If a seller/servicer breaches certain of its representations and warranties made to the Company, the Company may terminate the servicing rights of such seller/servicer and assign such servicing rights to another servicer, including CFC.

     The Company acts as master servicer with respect to the mortgage loans it sells. Master servicing includes collecting loan payments from servicers of loans and remitting loan payments, less master servicing fees and other fees, to a trustee for each series of mortgage-backed securities master serviced. In addition, as master servicer, the Company monitors compliance with its servicing guidelines and is required to perform, or to contract with a third party to perform, all obligations not adequately performed by any servicer.

     The master servicer typically employs servicers to carry out servicing functions. Servicers typically perform servicing functions for the master servicer as independent contractors. A servicer's duties include collection and remittance of principal and interest payments, administration of mortgage escrow accounts, collection of certain insurance claims and, if necessary, foreclosure. The master servicer may permit the servicer to contract with subservicers to perform some or all of the servicer's servicing duties, but the servicer is not thereby released from its servicing obligations. A master servicer may also permit a servicer to transfer its servicing rights and obligations to a third party.

     The Company from time to time acquires the rights to service, as opposed to master service, mortgage loans that it has previously purchased. The Company generally purchases mortgage loans on a servicing-retained basis (where the seller retains the servicing rights), and does not presently intend to acquire the rights to service loans owned by other investors, since the Company does not possess the personnel or management systems necessary to efficiently perform such servicing. However, in order to compete effectively with other major conduits and other purchasers who acquire mortgage loans on a servicing-released basis, the Company has found it necessary to offer its sellers the opportunity to sell the servicing rights associated with the mortgage loans purchased by the Company from time to time, typically on a quarterly basis. In view of the Company's decision not to act as a primary servicer of mortgage loans, the Company has on occasion entered into contracts with qualified entities, including CFC, which provide for the subservicing of the mortgage loans whose servicing rights have been acquired by the Company. Typically, the Company has accumulated servicing rights, and provided for the subservicing thereof by other entities, for only so long as necessary to accumulate a servicing portfolio which could be economically sold at a reasonable approximation of fair market value. In June and December of 1994, the Company entered into contracts with CFC for the bulk sale of such portfolios of accumulated servicing rights, and in both cases the Company experienced gains on the sale of such servicing rights. See 'Selected Consolidated Financial Data' and ' -- Securitization Process.' However, there can be no assurance that the Company's acquisition of servicing rights will continue to provide such gains in the future.

     In connection with REMIC issuances, the Company master services on a non-recourse basis substantially all of the mortgage loans it purchases. Each series of mortgage-backed securities is typically fully payable from the mortgage assets underlying such series, and the recourse of investors is limited to those assets and any credit enhancement features, such as insurance. Generally, any losses in excess of the credit enhancement obtained are borne by the security holders. Except in the case of a breach of the standard representations and warranties made by the Company when mortgage loans are securitized, the securities are non-recourse to the Company. Typically, the Company will have recourse to the sellers of loans for any such breaches, but there can be no assurance as to the sellers' abilities to honor their respective obligations.

     As of September 30, 1994, the Company was master servicing 27,084 loans with an aggregate outstanding principal balance of approximately $6.3 billion, and master servicing fees receivable comprised approximately 10% of the Company's assets. The table below sets forth certain of the material characteristics of the Company's master servicing fees receivable asset as of September 30, 1994. See ' -- Mortgage Conduit Operations.'


Outstanding principal balance...........................................................   $6.3 billion
Master servicing fees receivable........................................................   $146 million
Gross weighted average coupon...........................................................   7.221%
Weighted average maturity...............................................................   318 months
Weighted average master servicing fee...................................................   0.508%
Percentage of fixed-rate loans..........................................................   76.48%


     PURCHASE COMMITMENT PROCESS AND PRICING

     Master Commitments. As part of its marketing strategy, the Company establishes mortgage loan purchase commitments ('Master Commitments') with sellers that, subject to certain conditions, entitle the seller to sell and obligate the Company to purchase a specified dollar amount of non-conforming mortgage loans over a period generally ranging from three months to one year. The terms of each Master Commitment specify whether a seller may sell loans to the Company on a mandatory, best efforts or optional basis, or a combination thereof. Master Commitments do not obligate the Company to purchase loans at a specific price, but rather provide the seller with a future outlet for the sale of its originated loans based on the Company's quoted prices at the time of purchase. Master Commitments specify the types of mortgage loans the seller is entitled to sell to the Company and generally range from $5 million to $1 billion in aggregate committed principal amount. The provisions of the Company's Seller/Servicer Guide are incorporated in each Master Commitment and may be modified by negotiations between the parties. In addition, there are individualized Master Commitment options available to sellers which include alternative pricing structures. In order to obtain a Master Commitment, each seller is generally expected to pay a non-refundable upfront or non-delivery fee, or both, to the Company. As of September 30, 1994, the Company had outstanding Master Commitments with 100 sellers to purchase mortgage loans in the aggregate principal amount of approximately $9.3 billion over periods ranging from three months to one year, of which $2.4 billion had been purchased or committed to be purchased pursuant to rate-locks (as defined below).

     Sellers that have entered into Master Commitments sell mortgage loans to the Company by executing individual, bulk or other rate-locks (each, a 'rate-lock'). Each rate-lock, in conjunction with the related Master Commitment, specifies the terms of the related sale, including the quantity and price of the mortgage loans or the formula by which the price will be determined, the rate-lock type and the delivery requirements. The upfront fee paid by a seller to the Company to obtain a Master Commitment on a mandatory delivery basis is often refunded pro rata as the seller delivers loans pursuant to rate-locks.

     Bulk and Other Rate-Locks. The Company also acquires mortgage loans from sellers that are not purchased pursuant to Master Commitments. These purchases may be made on a bulk or individual rate-lock basis. Bulk rate-locks obligate the seller to sell and the Company to purchase a specific group of loans, generally ranging from $1 million to $50 million in aggregate committed principal amount, at set prices on specific dates. Bulk rate-locks enable the Company to acquire substantial quantities of loans on a more immediate basis. The specific pricing, delivery and program requirements of these purchases are determined by negotiation between the parties but are generally in accordance with the provisions of the Company's Seller/Servicer Guide. Due to the active presence of investment banks and other substantial investors in this area, bulk pricing is extremely competitive. Loans are also purchased from individual sellers (typically smaller originators of mortgage loans) who do not wish to sell pursuant to either a Master Commitment or bulk rate-lock. The terms of these individual purchases are based primarily on the Company's Seller/Servicer Guide and standard pricing provisions, and are offered on a mandatory or best efforts basis.

     Mandatory, Best Efforts and Optional Rate-Locks. Mandatory rate-locks require the seller to deliver a specified quantity of loans to the Company over a specified period of time regardless of whether the loans are actually originated by the seller or whether circumstances beyond the seller's control prevent delivery. The Company is required to purchase all loans covered by the rate-lock at prices established at the time of rate-lock. If the seller is unable to deliver the specified loans, it may instead deliver comparable loans approved by the Company within the specified delivery time. Failure to deliver the specified mortgage loans or acceptable substitute loans under a mandatory rate-lock obligates the seller to pay the Company a penalty, and, if the Company's mortgage loan yield requirements have declined, the present value of the difference in yield the Company would have obtained on the mortgage loans that the seller agreed to deliver and the yield available on similar mortgage loans subject to mandatory rate-lock issued at the time of such failure to deliver. In contrast, mortgage loans sold on a best efforts basis must be delivered to the Company only if they are actually originated by the seller. The best efforts rate-lock provides sellers with an effective way to sell loans during the origination process without any penalty for failure to deliver. However, the Company generally requires a higher yield, a price adjustment or an upfront fee for best efforts rate-locks. Optional rate-locks give the seller the option to deliver mortgage loans to the Company at a fixed price on a future date and require the payment of upfront fees to the Company. Upfront fees paid in connection with best efforts and optional rate-locks are retained by the Company whether or not the loans are delivered.

     As of September 30, 1994, the Company had outstanding rate-locks to purchase mortgage loans at specified prices in the aggregate principal amount of approximately $852.2 million. These rate-locks were made pursuant to Master Commitments, bulk rate-locks and other negotiated rate-locks. During the nine months ended September 30, 1994, sellers have elected to sell more than 90% of the mortgage loans purchased by the Company pursuant to mandatory rate-locks. The Company expects this trend to continue in the future.

     Pricing. The Company sets purchase prices at least once every business day for mortgage loans it acquires for its conduit operations based on prevailing market conditions. Different prices are established for the various types of loans, rate-lock periods and types of rate-locks (mandatory, best efforts or optional). The Company's standard pricing is based on the anticipated price the Company will receive upon sale or securitization of the loans, the anticipated interest spread realized during the accumulation period, the targeted profit margin and the anticipated issuance, credit enhancement and ongoing administrative costs associated with such sale or securitization. Alternatively, such pricing may be based on the anticipated cost of financing such loans to maturity plus associated costs. The credit enhancement cost component of the Company's pricing is established for individual mortgage loans or pools of mortgage loans based upon the characteristics of such loan or loan pool. As the characteristics of the loan or loan pool vary, this cost component is correspondingly adjusted upward or downward to reflect the variation. For example, an upward adjustment to the Company's required yield would be made for loan characteristics which increase the cost of credit enhancement, such as loans with reduced documentation, outstanding principal amounts in excess of $650,000, loan-to-value ratios in excess of 85%, non-owner occupied properties, cash-out refinancings and mortgage loans secured by properties in California. The Company's adjustments are reviewed periodically by management to reflect changes in the costs of credit enhancement. Adjustments to the Company's standard pricing may also be negotiated on an individual basis under master commitments or bulk or individual rate-locks with sellers.


     Following the issuance of a specific rate-lock, the Company is subject to the risk of interest rate fluctuations and will, principally through INMC, enter into hedging transactions to diminish such risk. Hedging transactions may include mandatory or optional forward sales of mortgage loans or mortgage-backed securities, mandatory forward sales or financings using REMICs or CMOs, mandatory or optional sales of futures and other financial futures transactions. See ' -- Securitization Process.' The nature and quantity of hedging transactions will be determined by the management of the Company based on various factors, including market conditions and the expected volume of mortgage loan purchases. In addition, the Company will not engage in any financial futures transaction unless the Company or CAMC, as appropriate, would be exempt from the registration requirements of the CEA or otherwise comply with the provisions thereof. Gains and losses on hedging transactions will be deferred as an adjustment to the carrying value of the related mortgage loans.


     UNDERWRITING AND QUALITY CONTROL

     Purchase Guidelines. The Company has developed comprehensive purchase guidelines for its acquisition of mortgage loans. Subject to certain exceptions, each loan purchased must conform to the loan eligibility requirements specified in the Company's Seller/Servicer Guide with respect to, among other things, loan amount, type of property, loan-to-value ratio, type and amount of insurance, credit history of the borrower, income ratios, sources of funds, appraisals and loan documentation. The Company also performs a legal documentation review prior to the purchase of any loan. For loans with mortgage pool insurance commitments, the Company does not perform a full underwriting review prior to purchase, but instead relies on the credit review and analysis performed by the mortgage pool insurer and its own post-purchase quality control review. In contrast, for mortgage loans that have not been underwritten for mortgage pool insurance and are not part of the delegated underwriting program, the Company performs a full credit review and analysis to ensure compliance with its loan eligibility requirements. This review specifically includes, among other things, an analysis of the underlying property and associated appraisal and an examination of the credit, employment and income history of the borrower. For loans purchased pursuant to the delegated underwriting program, the Company relies on the credit review performed by the seller and its own follow-up quality control procedures.

     Delegated Underwriting Program. The Company has established a delegated underwriting program which is similar in concept to the delegated underwriting programs established by FNMA, FHLMC and GNMA. Under this program, qualified sellers are required to underwrite loans in compliance with the Company's underwriting guidelines as set forth in the Company's Seller/Servicer Guide or an individual Master Commitment. As part of the approval process, the seller must submit a small sample of loans for a post-purchase quality control review by the Company. If the submitted loans comply with the Company's underwriting guidelines and the seller meets the Company's financial and performance criteria, the seller will be approved for the delegated underwriting program. In connection with its approval, the seller must represent and warrant to the Company that all mortgage loans sold to the Company will be of a similar or higher quality than the submitted sample of loans reviewed by the

Company. The Company, however, has implemented certain additional guidelines for seller participation in this program. The Company's principal delegated underwriting program is specifically designed for those sellers that meet higher financial and performance criteria than those applicable to sellers generally. The current financial, historical loan quality and other criteria for seller participation in this program generally include a minimum net worth of $3 million (including the values of the seller's servicing portfolio), a minimum servicing portfolio of $75 million, overall residential mortgage loan delinquency and default ratio experience equal to or below industry standards as published by the Mortgage Bankers Association for the region(s) in which loans are originated, and a satisfactory repurchase history with FNMA, FHLMC and GNMA. As of September 30, 1994, 55 sellers had been qualified by the Company for participation in the delegated underwriting program. The Company also operates a restricted delegated underwriting program that is available to substantially all of the Company's sellers under which only the Company's standard loan products with loan-to-value ratio and outstanding balance requirements that are more restrictive than the Company's standard guidelines may be submitted. See ' -- Marketing Strategy.'

     As part of its quality control process, all loans subsequently submitted to the Company for purchase from a participating seller under the delegated underwriting program are subject to a pre-purchase legal documentation review of, among other things, the promissory note, deed of trust or mortgage and title policy. The Company also conducts a full post-purchase underwriting review of 50% of the loans purchased during the first two months of a seller's participation in the delegated underwriting program to ensure ongoing compliance with the Company's guidelines. The percentage of loans fully reviewed is thereafter reduced bimonthly in 10% increments to 20% after six months and maintained at this level throughout the seller's participation in the delegated underwriting program.

     Failure to comply with the Company's underwriting guidelines may result in a seller's suspension from participation in the delegated underwriting program or termination of a seller's participation in any loan acquisition program of the Company. In addition, the Company has the right to require a seller to repurchase any loan that fails to meet the Company's guidelines within five business days after receipt of a repurchase request from the Company. There is no assurance, however, that any such seller will be able to honor its repurchase obligations.

     Quality Control. Ongoing quality control reviews are conducted by the Company to ensure that the mortgage loans purchased meet the Company's quality standards. The type and extent of the quality control review will depend on the nature of the seller and the characteristics of the loans. Loans acquired under the delegated underwriting program are reviewed in accordance with the quality control procedures described above. The Company reviews on a post-purchase basis approximately 10% of all loans submitted to the Company with mortgage pool insurance commitments or underwritten by the Company for compliance with the Company's guidelines. In addition, a higher percentage of mortgage loans with certain specified characteristics are reviewed by the Company either before or after their purchase, including loans in excess of $650,000 in principal amount, loans on which 12 or more payments have been made and loans made in connection with cash-out refinancings. In performing a quality control review on a loan, the Company analyzes the underlying property and associated appraisal and examines the credit, employment and income history of the borrower. In addition, all documents submitted in connection with the loan, including insurance policies, appraisals, credit records, title policies, deeds of trust and promissory notes, are examined for compliance with the Company's underwriting guidelines. Furthermore, the Company reverifies the employment, income and source of funds documentation, as appropriate, of each borrower and obtains a new credit report and independent appraisal with respect to 10% of the reviewed loan sample.

     SECURITIZATION PROCESS

     General. The Company primarily uses reverse repurchase agreements and equity to finance the initial acquisition of mortgage loans from sellers. When a sufficient volume of mortgage loans with similar characteristics has been accumulated, generally $100 million to $500 million, they are securitized through the issuance of mortgage-backed securities in the form of REMICs or CMOs or resold in bulk whole loan sales. The length of time between when the Company commits to purchase a mortgage loan and when it sells or securitizes such mortgage loan generally ranges from ten to 90 days, depending on certain factors, including the length of the purchase commitment period, the loan volume by product type and the securitization process.

     The Company is subject to various risks due to potential interest rate fluctuations during the period of time after the Company commits to purchase a mortgage loan at a pre-determined price until such mortgage loan is ultimately sold, either on a whole loan basis or in the form of a REMIC or CMO security. For example, the Company is exposed to the risk that an increase in short-term interest rates could lead to a corresponding increase in the financing expenses paid by the Company pursuant to its reverse repurchase agreements used to fund mortgage loans purchased, thereby reducing or causing to be negative the net interest spread earned by the Company on such mortgage loans during the accumulation period. See 'Risk Factors -- Changes in Interest Rates.' In addition, increases in interest rates during the accumulation phase could lead to a decline in value of the mortgage loans acquired, thus reducing the amount realized thereon by the Company upon sale and/or securitization of such loans.

     The Company has attempted to mitigate such risks through the implementation of hedging policies and procedures. In accordance with its hedging policies and procedures, the Company seeks to utilize financial instruments whose price sensitivity has very close inverse correlation to the price sensitivity of the related mortgage loans as a result of changes in applicable interest rates. With respect to the Company's portfolio of jumbo and non-conforming fixed rate loans, the financial instrument which has historically demonstrated close inverse correlation, and also trades in a relatively liquid and efficient manner, is a forward commitment to sell a FNMA or FHLMC security of comparable maturity and average weighted interest rate.

     However, the Company's private-label mortgage securities typically trade at a discount (or 'spread') compared to the corresponding FNMA or FHLMC securities. Accordingly, while the Company's hedging strategy may mitigate the impact that changes in interest rates would have on the price of agency mortgage securities (and therefore to some extent on the price of the Company's private-label mortgage securities), such strategy does not protect the Company against the effect of a widening or narrowing in the pricing spread between agency securities and the Company's private-label securities. Therefore, any significant widening or narrowing of the spread commanded by agency mortgage securities compared to the Company's private-label securities could have a negative effect on the financial performance of the Company, regardless of the efficiency of the Company's execution of its hedging strategy.

     With  respect  to  the  Company's  portfolio  of  jumbo  and non-conforming
adjustable  rate  loans,  the  Company  generally  utilizes  forward  sales   of
short-term Treasury futures to hedge against the effect of interest rate fluctuations. Although short-term Treasury futures may protect the Company's adjustable rate loan portfolio against fluctuations in short-term interest rates, such hedging activities may not always result in precise inverse correlation to changes in the values of the underlying mortgage loans. The lack of exact inverse correlation is due to such factors as changes in the relative pricing discount between mortgage securities and Treasury securities, differences between the applicable adjustable rate index and the underlying Treasury security and credit risks in the whole loan market. To the extent any changes in the value of the instruments used to hedge the risk of interest rate fluctuations do not inversely correlate precisely to the risks affecting the value of the Company's adjustable rate mortgage loan portfolio, the financial performance of the Company could be negatively or positively impacted.

     The Company's decision to form REMICs or CMOs or sell the loans in bulk is influenced by a variety of factors. REMIC transactions are generally accounted for as sales of the mortgage loans and can eliminate or minimize any long-term residual investment in such loans. REMIC securities consist of one or more classes of 'regular interests' and a single class of 'residual interest.' The regular interests are tailored to the needs of investors and may be issued in multiple classes with varying maturities, average lives and interest rates. These regular interests are predominately senior securities but, in conjunction with providing credit enhancement, may be subordinated to the rights of other regular interests. The residual interest represents the remainder of the cash flows from the mortgage loans (including, in some instances, reinvestment income) over the amounts required to be distributed to the regular interests. In some cases, the regular interests may be structured so that there is no significant residual cash flow, thereby allowing the Company to sell its entire interest in the mortgage loans. As a result, in some cases the capital originally invested in the mortgage loans by the Company may be redeployed in the mortgage conduit operations. The Company may retain regular and residual interests on a short-term or long-term basis. The creation of REMIC securities through INMC is the Company's preferred method of securitizing mortgage loans, because this method provides the maximum flexibility in structuring securities for sale to the broadest group of investors and may permit the immediate redeployment of a portion of the originally invested capital of the Company. During the first nine months of 1994, the Company sold $4.1 billion of non-conforming mortgage loans in connection with the issuance of 20 series of multiple-class mortgage-backed securities in the form of REMICs and sold $0.3 million of non-conforming mortgage loans as whole loans. As of September 30, 1994, the Company had committed to sell approximately $175 million of non-conforming mortgage loans in connection with the issuance of one REMIC security in the fourth quarter of 1994. Beginning in the third quarter of 1993, the Company began issuing all of its REMIC securities utilizing a shelf registration statement established by CWMBS, Inc., a wholly owned limited purpose finance subsidiary of CCI. Neither CWMBS, Inc. nor CCI derived any financial benefit from such issuances.

     As an alternative to REMIC sales, the Company may issue CMOs to finance mortgage loans to maturity. For accounting and tax purposes, the mortgage loans financed through the issuance of CMOs are treated as assets of the Company, and the CMOs are treated as debt of the Company. The Company earns the net interest spread between the interest income on the mortgage loans and the interest and other expenses associated with the CMO financing. The net interest spread will be directly impacted by the levels of prepayment of the underlying mortgage loans and, to the extent CMO classes have variable rates of interest, may be affected by changes in short term interest rates. The Company is required to retain a residual interest in its issued CMOs. See 'Risk Factors -- Risks Relating to Retention of Mortgage-Backed Securities and Issuance of CMOs.' The Company may issue CMOs from time to time based on the Company's current and future investment needs, market conditions and other factors. CMOs, however, do not offer the Company the structuring flexibility of REMICs and are expected to be a secondary method of securitizing the Company's mortgage loans.

     Credit Enhancement. REMICs or CMOs created by the Company are structured so that in general substantially all of such securities are rated investment grade by at least one nationally recognized rating agency. In contrast to mortgage-backed securities in which the principal and interest payments are guaranteed by the U.S. government or an agency thereof, securities created by the Company do not benefit from any such guarantee. The ratings for the Company's mortgage-backed securities are based on the perceived credit risk by the applicable rating agency of the underlying mortgage loans, the structure of the securities and the associated level of credit enhancement. Credit enhancement is designed to provide protection to the security holders in the event of borrower defaults and other losses including those associated with fraud or reductions in the principal balances or interest rates on mortgage loans as required by law or a bankruptcy court. The Company can utilize multiple forms of credit enhancement, including mortgage pool and special hazard insurance, reserve funds, letters of credit, surety bonds and subordination or any combination thereof.

     In determining whether to provide credit enhancement through mortgage pool insurance, subordination or other credit enhancement methods, the Company will take into consideration the costs associated with each method. The Company principally provides credit enhancement through the issuance of mortgage-backed securities in senior/subordinated structures. The subordinated securities may be sold, retained by the Company and accumulated for sale in subsequent transactions or retained as long term investments.

     Each series of mortgage-backed securities is typically fully payable from the mortgage assets underlying such series, and the recourse of investors is limited to such assets and any associated credit enhancement features, such as senior/subordinated structures. To the extent the Company holds subordinated securities, a form of credit enhancement, the Company will generally bear all losses prior to the related senior security holders. Generally, any losses in excess of the credit enhancement obtained will be borne by the security holders. Except in the case of a breach of the standard representations and warranties made by the Company when mortgage loans are securitized, such securities are non-recourse to the Company. Typically, the Company will have recourse to the sellers of loans for any such breaches, but there can be no assurance of the sellers' abilities to honor their respective obligations.

     Ratings of mortgage-backed securities are based primarily upon the characteristics of the pool of underlying mortgage loans and associated credit enhancement. A decline in the credit quality of such pools (including delinquencies and/or credit losses above initial expectations), or of any third party credit enhancer, or adverse developments in general economic trends affecting real estate values or the mortgage industry, could result in downgrades of such ratings. The Company does not believe that downgrades in the ratings of mortgage-backed securities previously sold by the Company would have a substantial financial impact on the Company other than to reduce the value of any subordinated securities retained by the Company in connection with such sales. However, a sustained decline in the credit quality of mortgage loans acquired by the Company, or generally adverse economic developments, could increase the costs of securitizing mortgage loans held for sale if the Company were thereby required to increase subordination levels of the related securities. Such an increase in the costs of securitization could in turn require the Company to offer less competitive pricing for such mortgage loans, thereby reducing the Company's volume of loans purchased.

     Retention of Mortgage-Backed Securities and Other Investments. In connection with the issuance of mortgage-backed securities or other investments in the form of REMICs or CMOs, the Company may retain subordinated securities or regular or residual interests (including residual interests that may be subordinated to other classes of securities) on a short-term or long-term basis. Any such retained residual or regular interest may include 'principal only' or 'interest only' securities or other interest rate or prepayment sensitive securities or investments. Any such retained securities or investments may subject the Company to credit, interest rate and/or prepayment risks. The Company anticipates it will retain such securities only on terms which it believes are sufficiently attractive to compensate it for assuming such associated risks. As of September 30, 1994, the Company held $19.1 million principal amount of principal only securities, with a book value of $10.7 million. As of September 30, 1994, the Company also held an investment in one inverse floater (a type of mortgage-backed security the interest rate on which resets periodically based upon a designated index and that varies inversely in accordance with such index, and that, absent default, entitles the holder thereof to the return of the principal portion of the investment), with an outstanding principal amount of $19.4 million and a book value of $7.5 million. As of September 30, 1994, the Company held $146.2 million in master servicing fees receivable, of which $110.8 million had been securitized. Master servicing fees receivable have characteristics similar to interest only securities; accordingly, they have many of the same risks inherent in interest only securities, including the risk that they will lose a substantial portion of their value as a result of rapid prepayments occasioned by declining interest rates. It is also possible that under certain high prepayment scenarios the Company would not fully recoup its initial investment in such receivables. Management of the Company believes that because of the current level of interest rates, investments in current coupon master servicing fees receivable are prudent, and if interest rates rise, these investments will mitigate declines in income that may occur in the Company's origination operations. The Company intends to hold the master servicing fees receivable for investment. Currently there is no liquid secondary market for master servicing fees receivable; accordingly, it is unlikely the Company could sell these receivables at or above the values at which they are currently carried by the Company.

     The Company has also retained subordinated securities, with ratings ranging from AA to unrated, with principal amounts totalling $87.9 million and a book value of $71 million as of September 30, 1994. The portfolio of subordinated securities consists of fixed-rate securities with an aggregate principal amount of $52.5 million and a book value of $42 million and adjustable rate securities with an aggregate principal amount of $35.5 million and a book value of $29 million. The fixed-rate securities primarily evidence interests in 30-year mortgages. The adjustable-rate securities primarily evidence interests in 30-year amortizing mortgage loans that adjust every six months and annually based on the 6-month LIBOR and 1-year CMT rates, respectively. In general, subordinated classes of a particular series of securities bear all losses prior to the related senior classes. Losses in excess of expected losses at the time such securities are purchased would adversely affect the Company's yield on such securitization and, in extreme circumstances, could result in the failure of the Company to recoup its initial investment. See 'Risk Factors -- Changes in Interest Rates' and ' -- Risks Relating to Retention of Mortgage-Backed Securities and Issuance of CMOs.'


     In an effort to generate continuing earnings that would be less dependent upon quarterly loan purchase volumes than the Company's loan purchase and securitization activities, during the fourth quarter of 1994 the Company increased its portfolio of mortgage loans held for investment from $307.6 million to $899.7 million. The acquisition of such loans was financed with borrowings under the reverse repurchase agreements referred to under ' -- Financing Sources' below. While the Company intends to continue to increase its portfolio of mortgage loans held for investment, the Company does not expect to continue to acquire mortgage loans for investment at the same rate as in the fourth quarter of 1994.


WAREHOUSE LENDING


     WLCA engages in warehouse and secured lending operations for small and medium-sized mortgage bankers and brokers. The standard warehouse lending facilities typically provide short-term revolving financing to mortgage companies to finance mortgage loans during the time between the closing of a loan and its sale to investors. Although the loans financed by WLCA through its standard warehouse lending activities represent a broader line of mortgage products than those purchased by INMC, at present all of such loan products are eligible for financing by WLCA under the reverse-repurchase agreements used by WLCA to fund its operations. WLCA also provides financing through credit facilities secured by other mortgage-related assets such as servicing rights and servicing sales receivables. WLCA offers credit facilities to mortgage bankers and brokers with a minimum audited net worth of $100,000 and subject to a maximum debt to net worth ratio of 20 to 1. The specific terms of any warehouse line of credit, including the amount, are determined based upon the financial strength, historical performance and other qualifications of the mortgage banker or broker. All such lines of credit are subject to the prior approval of a credit committee comprised of senior officers and Directors of CWM. WLCA finances this program through a combination of reverse repurchase agreements and equity. WLCA has two committed two-year reverse repurchase agreement facilities with investment banks with sublimits in an aggregate amount of up to $500 million for certain of its warehouse lending operations. As of September 30, 1994, WLCA had extended mortgage warehouse lines of credit under this program to 81 borrowers in the aggregate principal amount of approximately $328.3 million. Outstanding amounts under these warehouse lines totalled $60.5 million at that date. It is anticipated that the amount outstanding under this program will grow as newly approved lines are utilized.


     As a warehouse lender, WLCA is a secured creditor of the mortgage bankers and brokers to which it extends credit and subject to the risks inherent in that status, including the risks of borrower default and bankruptcy. Any claim of WLCA as a secured lender in a bankruptcy proceeding may be subject to adjustment and delay.

CONSTRUCTION LENDING


     The Company's new construction lending division, CLCA, which began operations in August 1994, offers tract construction loans to developers and assists INMC in purchasing combined construction and permanent mortgage loans from mortgage companies and administering the construction draws. The tract construction loans are made to small-and mid-size builders of single-family residences. The target project for CLCA's construction lending division is 15 to 100 units of single-family homes, built in one to five phases, that are marketed to entry level/first-time or trade-up buyers. The maximum loan size is $15 million. The specific terms of any construction loan, including the principal amount thereof, are determined based upon the financial strength, historical performance and other qualifications of the builder. All construction loans to developers are subject to the prior approval of a credit committee comprised of senior officers and Directors of CWM. Combined construction and permanent loans are originated by INMC's sellers to borrowers who want to construct or remodel their residences. CLCA's construction lending division assists INMC in the purchase of such loans and administers the construction draws. Under this program, advances to borrowers to fund the purchase of a lot before construction begins are subject to a 60% loan-to-value limitation, as well as other detailed criteria. Criteria for permanent loans are similar to those applied by INMC to loan purchases generally. The maximum loan size is $1 million. As of September 30, 1994, CLCA had extended commitments of $4 million and $750,000, of which $350,000 and $200,000 were outstanding, under the tract construction and combined construction and permanent loan programs, respectively. For a discussion of the risks inherent in construction lending, see 'Risk Factors -- Construction Lending Risks.'

FINANCING SOURCES


     The Company uses proceeds from the sale of REMIC securities and CMOs, reverse repurchase agreements, other borrowings and proceeds from the issuance of common stock to meet its working capital needs. CWM may also borrow up to $10 million from CFC to meet collateral maintenance requirements under reverse repurchase agreements or margin calls on forward securities sales. These borrowings can be made pursuant to a one-year, unsecured line of credit which expires on September 30, 1995 subject to extension by CFC and CWM. As of September 30, 1994, CWM had no outstanding borrowings under this agreement, and no drawings were made by CWM pursuant to this agreement during the first nine months of 1994.



     CWM  has  established  two  committed  reverse  repurchase  facilities with
Merrill Lynch Mortgage Capital Inc., in an aggregate amount of up to $500 million, for its mortgage conduit operations and its warehouse lending operations. The expiration date for these two repurchase facilities is April 1, 1996; however, the committed credit limit of the mortgage conduit repurchase facility declines on April 1, 1995 from $300 million to $200 million, and on November 1, 1995 from $200 million to $100 million. CWM has also obtained credit approval from the same lender to enter into additional reverse repurchase agreements associated with the mortgage conduit operations, under which individual transactions and their terms will be subject to agreement by the parties based upon market conditions at the time of each transaction. As of September 30, 1994, an aggregate amount of $864.4 million was outstanding under these repurchase facilities. In October 1994, CWM signed a master repurchase agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, and a master assignment agreement with Merrill Lynch Mortgage Capital Inc., in an aggregate amount of $225 million, to provide financing for certain mortgage-related securities which have been retained or purchased by CWM. These agreements expire two years from the date of execution. As of September 30, 1994, an aggregate amount of $114.8 million was outstanding under these two facilities. Merrill Lynch Mortgage Capital Inc. is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch, Pierce, Fenner & Smith Incorporated is one of the representatives of the underwriters of the shares of Common Stock being offered hereby.


     In August 1994, the Company entered into a committed reverse repurchase facility with Nomura Asset Capital Corporation in an aggregate amount of $300 million for the Company's mortgage conduit operations and warehouse lending operations. This agreement expires in August 1996. As of September 30, 1994, $12.1 million was outstanding under this repurchase facility.

     In December 1994, the Company entered into a master repurchase agreement with Lehman Commercial Paper Inc. to provide a committed line of credit in the amount of $500 million for the Company's mortgage conduit operations and warehouse lending operations. This agreement expires two years from the date of execution. As of December 31, 1994, there were no amounts outstanding under this credit facility.


     The maximum balance outstanding under reverse repurchase agreements with all lenders during the third quarter of 1994 was $1.5 billion. CWM may, to the extent permitted by its Bylaws, issue other debt securities or incur other types of indebtedness from time to time. See 'Risk Factors -- Liquidity.'


     None of the foregoing lenders (other than CFC) is affiliated with the Company.

MANAGEMENT AGREEMENT


     Since its inception, CWM has each year entered into a management agreement with CAMC pursuant to which CAMC advises the Company on various facets of its business and manages its day-to-day operations, subject to the supervision of CWM Board of Directors. CAMC conducts the day-to-day mortgage conduit, warehouse lending and construction lending operations. CFC has guaranteed the performance of the duties and obligations of CAMC under the management agreement. CAMC has subcontracted with CFC to provide certain management services to the Company. Such subcontract may be terminated by either party upon 60 days' prior notice.


     Under the terms of the management agreement with CWM, CAMC is entitled to receive a base management fee of 1/8 of 1% per annum of the average invested assets of the Company's mortgage conduit (which, for purposes of the management agreement, means the average of the aggregate book value of the assets of the mortgage conduit invested in loans secured by real estate, but excluding any mortgage loans or Agency Securities (as defined herein) securitized through the issuance of mortgage-backed securities in the form of REMICs or CMOs) or pledged to secure other mortgage collateralized debt. In addition, CAMC is entitled to receive a warehouse lending management fee equal to 1/5 of 1% of the average daily balance of the outstanding amounts under CWM's warehouse lending facilities. Incentive compensation will also be paid to CAMC if CWM's 'annualized return on equity' during any fiscal quarter is in excess of the then current Ten Year U.S. Treasury Rate plus 2%. In such event, CAMC will receive 25% of such excess amount. As used in calculating CAMC's incentive compensation, the term 'annualized return on equity' means the annualized return on stockholders' equity during a quarter, calculated by dividing CWM's annualized 'net income' for the quarter by its 'average net worth' for the quarter, in each case determined in accordance with generally accepted accounting principles. For such calculations, the 'net income' of CWM means total revenues less expenses and 'average net worth' is defined as the arithmetic average of the sum (as of the beginning of each quarter and at the end of each calendar month in the quarter) of the gross proceeds from any offering of equity securities by CWM, before deducting any underwriting discounts and commissions and other expenses and costs relating to the offering, plus or minus any retained earnings or losses of CWM. CAMC, however, has agreed to waive 25% of its incentive compensation, if any, for 1994. In addition, all operating expenses incurred by the Company or CAMC on behalf of the Company in 1994 will be paid directly by the Company. For the nine months ended September 30, 1994, management fees were $702,000, consisting of $256,000 in base compensation and $446,000 in incentive management fees. The Company does not expect CAMC to waive any part of its management fees in future years.


     As of September 30, 1994, CAMC had a total of 113 employees, all of whom were dedicated to the Company's mortgage conduit, warehouse lending, construction lending and other operations. The Company also has access to the expertise of CAMC's affiliates, including CFC and CCI, in the mortgage banking area. CCI is a diversified financial services company whose principal subsidiary, CFC, is the nation's leading residential mortgage lender. CAMC, another subsidiary of CCI, is the manager of the Company and employs the personnel who conduct the Company's mortgage conduit, warehouse lending and construction lending operations. The Company not only benefits from the mortgage banking experience and management expertise of CCI, CAMC and CFC, but also utilizes CFC as a resource for loan servicing, technology, information services and loan production. The Company also believes that its relationship with CFC benefits the Company in its sale of mortgage-backed securities, since CFC is one of the largest mortgage loan sellers in the secondary market, with established relationships with dealers in mortgage-backed securities. No assurances can be given that the Company's relationships with CAMC and its affiliates will continue indefinitely.

RELATIONSHIPS WITH COUNTRYWIDE ENTITIES


     CWM and CCI are both publicly traded companies whose shares of common stock are listed on the New York Stock Exchange. As previously described, the Company utilizes the mortgage banking experience, management expertise and resources of CCI, CAMC and CFC in conducting its new mortgage conduit operations. CAMC and CFC are both wholly owned subsidiaries of CCI. After giving effect to this offering, CCI, directly or indirectly, will own approximately 2.8% of the Common Stock of CWM. In addition, a number of Directors and officers of CWM and INMC also serve as Directors and/or officers of CCI, CAMC and/or CFC. See 'Management.' The Company also has a $10 million line of credit from CFC, and the Company may utilize CFC as a resource for loan servicing, technology, information services and loan production. See 'Risk Factors -- Potential Conflicts of Interest.' CFC owns all of the voting common stock and a 1% economic interest in INMC, and CWM owns all of the preferred stock and a 99% economic interest in INMC.

     With a view toward protecting the interests of CWM's stockholders, the Certificate of Incorporation and the Bylaws of CWM provide that a majority of the Board of Directors (and a majority of each committee of the Board of Directors) must not be 'Affiliates' of CAMC, as that term is defined in the Bylaws, and that the investment policies of the Company must be reviewed annually by a majority of these unaffiliated directors. Moreover, approval of the management agreement requires the affirmative vote of a majority of the unaffiliated directors, and a majority of such unaffiliated directors may terminate the management agreement with CAMC at any time upon 60 days' notice.


HISTORICAL OPERATIONS


     Prior  to the  initiation of the  Company's mortgage  conduit and warehouse lending operations in 1993 and the initiation of its construction lending operations in 1994, the Company was principally a long-term investor in single-family, first-lien, residential mortgage loans and in mortgage-backed securities representing interests in such loans. The Company's mortgage investment portfolio consisted primarily of fixed-rate mortgage pass-through certificates issued by FHLMC or FNMA (collectively, 'Agency Securities') and non-conforming mortgage loans. The principal source of earnings for the Company historically had been interest income generated from investments in such mortgage loans and mortgage-backed securities, net of the interest expense on the CMOs or reverse repurchase agreements used to finance such mortgage investments. In 1987, CWM began to invest in Agency Securities representing undivided interests in pools of adjustable-rate mortgages ('Agency ARMs') purchased through various broker-dealers and financed primarily through reverse repurchase agreements. During 1992, CWM sold substantially all of its portfolio of Agency ARMs, resulting in a gain of approximately $9 million, and the remainder of such portfolio was sold during the first quarter of 1993 at its approximate carrying value. At September 30, 1994, CWM's assets included approximately $246 million of fixed-rate non-conforming mortgage loans and Agency Securities (including cash held in trust and accrued interest receivable) which were pledged to secure outstanding CMOs issued by the Company's subsidiaries.



     During 1992, 1993 and continuing in the beginning of 1994, long-term interest rates, including mortgage rates, fell to their lowest levels in nearly 20 years. These lower interest rates affected CWM's portfolios of fixed-rate and ARM assets and their related debt in dramatically different fashions. The portfolio of mortgage investments financed by CMOs experienced substantial prepayments, resulting in significantly decreased net earnings, and as mortgage loan premiums, original issue discount and bond issuance costs were required to be amortized, losses on the portfolio were realized. The portfolio of Agency ARMs served in part as a hedge against the effects of declining interest rates. The decline in interest rates lowered the cost of financing this portfolio through reverse repurchase agreements substantially more quickly than the level of interest income earned on the Agency ARMs declined and, consequently, the net interest income generated from the ARM portfolio improved significantly. During 1992, CWM sold substantially all of its Agency ARMs to recognize the increased market values of these assets and to provide capital for CWM's new operating plan. These sales helped to offset the negative effects of lower interest rates and higher prepayment rates on the performance of CWM's CMO portfolio. Regardless of the level of interest rates or prepayments, CWM anticipates no significant earnings from this CMO portfolio. Any continued negative performance of this CMO portfolio will continue to adversely impact the earnings of CWM to the extent of its investment in such portfolio. For a discussion of the effect of higher interest rates, which have occurred in 1994, see 'Risk Factors -- Changes in Interest Rates.'

                                USE OF PROCEEDS


     The  net proceeds to CWM  from the sale of  the Common Stock offered hereby
are estimated to be $       ($       if the Underwriters' over-allotment  option
is exercised in full). CWM intends to apply such proceeds to increase the Company's mortgage loan acquisition and securitization capabilities, to expand its warehouse lending activities and to fund its construction lending operations. See 'Business.' Pending application of the net proceeds of this offering, CWM intends to use such proceeds temporarily to reduce its outstanding indebtedness under various reverse repurchase agreements. These reverse repurchase agreements are the equivalent of short-term secured borrowings by CWM, in that they mature within one year. The implied interest rate on these reverse repurchase agreements ranges from LIBOR plus 0.6% to LIBOR plus 0.95% per annum. As this indebtedness is reduced, the assets of CWM that were pledged to the repayment of the indebtedness become unencumbered and may be pledged as collateral for additional future borrowings or securitized through the issuance of mortgage-backed securities or resold in bulk whole loan sales.


                        MARKET PRICES AND DIVIDEND DATA


     The Common Stock of CWM is traded on the New York Stock Exchange under the symbol 'CWM.' The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock as reported on the New York Stock Exchange composite tape and the cash dividends paid per share of Common
Stock:



                                                                                      STOCK PRICES
                                                                               ---------------------------      CASH
                                                                                   HIGH            LOW        DIVIDENDS
                                                                               ------------    -----------    ---------

1992
     First quarter..........................................................   $      6 1/2    $     4 3/4      $0.12
     Second quarter.........................................................          5 7/8          4 1/2       0.12
     Third quarter..........................................................          5 1/8          4 5/8       0.12
     Fourth quarter.........................................................          5 1/2          4 3/4       0.12
1993
     First quarter..........................................................   $      6 3/4    $     5 1/4      $0.12
     Second quarter.........................................................          6 3/4          5 5/8       0.12
     Third quarter..........................................................         10 1/8          5 3/4       0.12
     Fourth quarter.........................................................         11 3/8          8 1/4       0.12
1994
     First quarter..........................................................   $     11 3/4    $     9 1/2      $0.16
     Second quarter.........................................................         10 3/8              7       0.18
     Third quarter..........................................................          9 1/8          7 1/8       0.26
     Fourth quarter.........................................................          9 3/8          7 5/8       0.27



     On January 31, 1995, the last reported sale price for the Common Stock was $9 3/8 per share. As of January 8, 1995, CWM's 32,256,156 outstanding shares of Common Stock were held by approximately 1,797 stockholders of record.


     CWM declared a dividend of $0.26 per share, $0.18 per share and $0.16 per share for each of the quarters ended September 30, June 30 and March 31, 1994, respectively. In order to maintain its status as a qualified real estate investment trust, CWM is generally required to and intends to pay dividends equal to at least 95% of its taxable income. Taxable income, if any, not distributed through regular quarterly dividends will be distributed annually, at or near year end, in a special dividend. This dividend policy is subject to revision at the discretion of the Board of Directors. All distributions will be made by CWM at the discretion of the Board of Directors. In determining CWM's dividend policy on an ongoing basis, the Board of Directors will take into account, among other factors, results of operations, CWM's cash flow requirements, the occurrence of any extraordinary transactions during the quarter in question and CWM's overall business plans and prospects.


     In 1993, CWM declared dividends in excess of its taxable income. 1993 was a transition period during which CWM was in the process of implementing a new business strategy. See 'Business -- Historical Operations.' Because CWM believed that its new business strategy would generate additional taxable income within a relatively short period, CWM elected to maintain dividend payments at the minimum level of taxable income it anticipated would be achieved by such new business plan. In 1994, CWM declared dividends equal to its taxable income.


                           DIVIDEND REINVESTMENT PLAN


     CWM maintains a dividend reinvestment plan for stockholders who wish to reinvest their distributions in additional shares of Common Stock. The dividend reinvestment plan currently provides for the purchase of additional shares of Common Stock on the open market for the accounts of its participants.


                                 CAPITALIZATION


     The consolidated capitalization and indebtedness of CWM, as of September 30, 1994, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, is as follows:



                                                                                          AS OF SEPTEMBER
                                                                       AS OF SEPTEMBER      30, 1994 AS
                                                                       30, 1994 ACTUAL       ADJUSTED
                                                                       ---------------    ---------------
                                                                             (DOLLARS IN THOUSANDS)

Reverse repurchase agreements.......................................     $   793,369        $   793,369
Collateralized mortgage obligations.................................         214,112            214,112
                                                                       ---------------    ---------------
          Total borrowings..........................................       1,007,481          1,007,481
                                                                       ---------------    ---------------
Shareholders' equity
     Common Stock, par value $.01; authorized -- 60,000,000 shares;
       outstanding -- 32,256,156 shares(1), 39,256,156 shares, as
       adjusted.....................................................             323
Additional paid-in capital..........................................         257,815
Net unrealized gain on available-for-sale mortgage securities held
  by INMC...........................................................             166                166
Cumulative earnings.................................................          91,367             91,367
Cumulative distributions to shareholders............................         (93,404)           (93,404)
                                                                       ---------------    ---------------
          Total shareholders' equity................................         256,267
                                                                       ---------------    ---------------
          Total capitalization......................................     $ 1,263,748        $
                                                                       ---------------    ---------------
                                                                       ---------------    ---------------


- ------------

(1) Does not include shares of Common Stock reserved for issuance under the 1985 Stock Option Plan and the 1994 Stock Incentive Plan.

                   MANAGEMENT OF CWM MORTGAGE HOLDINGS, INC.


     The following table provides information regarding the executive officers and Directors of CWM. Biographical information for each of the individuals named in the table is presented below.



                                                                                                 CURRENT
                                                                                                  TITLE     DIRECTOR
             NAME                AGE                            TITLE                             SINCE      SINCE
- ------------------------------   ---   -------------------------------------------------------   -------    --------

David S. Loeb.................   70    Chairman of the Board of Directors and Chief Executive      1985       1985
                                         Officer
Angelo R. Mozilo..............   55    Vice Chairman of the Board of Directors and President       1985       1985
Lyle E. Gramley...............   67    Director                                                    --         1993
Thomas J. Kearns..............   55    Director                                                    --         1990
Frederick J. Napolitano.......   64    Director                                                    --         1985
Michael W. Perry..............   32    Executive Vice President and Chief Operating Officer        1993       --
S. Blair Abernathy............   33    Senior Vice President, Secondary Marketing                  1994       --
Carmella L. Grahn.............   31    Senior Vice President, Chief Accounting Officer             1993       --
Kellie A. Johnson.............   33    Senior Vice President, Sales and Marketing                  1993       --
Maxine L. Matteo..............   38    Senior Vice President, Warehouse Lending                    1994       --
Kathleen H. Rezzo.............   40    Senior Vice President, Construction Lending                 1994       --
Richard H. Wohl...............   36    Senior Vice President, General Counsel & Secretary          1994       --
N. Lance Jackson..............   38    Vice President, Corporate Credit                            1993       --
Peter L. Konkowski............   32    Vice President, Quality Control                             1994       --
Steven E. West................   33    Vice President, Treasurer                                   1993       --



     David S. Loeb has been Chairman of the Board of Directors and Chief Executive Officer of CWM since its formation in July 1985. He is co-founder of CCI and has been Chairman and President of CCI since its formation in March 1969. Mr. Loeb also serves as Chief Executive Officer of CAMC. In addition, Mr. Loeb serves as Chairman of INMC.



     Angelo R. Mozilo has been President of CWM since its formation and a Director since October 1985. He has been Vice Chairman of the Board of Directors since 1993. He is co-founder of CCI and has been Vice Chairman of the Board of Directors and Executive Vice President of CCI since its formation in March 1969. Mr. Mozilo serves as Chairman of the Board of CAMC. Mr. Mozilo has served since 1978 as President of CFC and, since 1994, has served as Chairman and Chief Executive Officer of CFC. In addition, Mr. Mozilo serves as Vice Chairman of INMC.



     Lyle E. Gramley became a Director of CWM in January 1993. He is a former member of the Board of Governors of the Federal Reserve System. Since September 1985, he has been employed by the Mortgage Bankers Association of America as its chief economist and more recently as a consulting economist, and during that period he has also been self-employed as an economic consultant. He also serves on the Board of Trustees of the following mutual funds distributed by Dreyfus Service Corporation: Cash Management, Cash Management Plus, Inc., Government Cash Management, Treasury Cash Management, Treasury Prime Cash Management, Tax Exempt Cash Management, Municipal Cash Management Plus and New York Municipal Cash Management.



     Thomas J. Kearns has been a Director of CWM since June 1990. He is President of Thomas J. Kearns Inc., a financial consulting firm, and has been in the securities business for 30 years. He spent approximately 16 years with Merrill Lynch Capital Markets as a First Vice President. He is a Managing Director of Commonwealth Associates and serves on the Board of Directors of Jameson Inns, Inc., a hotel real estate investment trust.



     Frederick J. Napolitano has been a Director of CWM since its inception and has been Chairman of the Board of Pembroke Enterprises, Inc., a real estate development company located in Virginia since 1973. He was also a Director of Home Mortgage Access Corporation and serves on the board and executive committee of the National Association of Home Builders and was President of the National Association of Home Builders in 1982. He served on the Federal Home Loan Bank Board Advisory Council from 1983 to 1985, Federal Home Loan Mortgage Corporation Advisory Committee from 1981 to 1983, Federal National Mortgage Association Advisory Board from 1984 to 1985, was chairman of the Hampton Roads Chamber of Commerce in 1989, and is a member of the Industrial Development Services Advisory Board for the Commonwealth of Virginia.



     Michael W. Perry is currently Executive Vice President and Chief Operating Officer of CWM, President and Chief Executive Officer of INMC and Chairman and CEO of ILC. Mr. Perry has been with CWM since January 1993 and has direct responsibility for the management of CWM and its subsidiaries. From May 1987 to December 1992, he served as Senior Executive Vice President in charge of the Mortgage Banking Division of Commerce Security Bank. He has 11 years of business experience with financial institutions, real estate firms and mortgage banking companies, including four years as a certified public accountant with KPMG Peat Marwick LLP.



     S. Blair Abernathy is currently Senior Vice President of CWM and Executive Vice President of INMC. He is responsible for secondary marketing (pricing, hedging and mortgage finance), funding, master servicing (servicer compliance and investor accounting) and new product development. Prior to joining CWM in February 1994, Mr. Abernathy was Senior Vice President and Chief Financial Officer of Commerce Security Bank in Sacramento, California. Mr. Abernathy was also Vice President and Controller of Sunrise Bancorp of California, and worked as a certified public accountant in the financial institutions group of KPMG Peat Marwick LLP for four years.



     Carmella L. Grahn is currently Senior Vice President, Chief Accounting Officer of CWM and Executive Vice President, Chief Accounting Officer of each of CWM's subsidiaries. Ms. Grahn is responsible for treasury, accounting, financial reporting, taxes, human resources and the implementation and evaluation of internal controls. Prior to joining CWM in October 1993, Ms. Grahn worked for Price Waterhouse as a certified public accountant and audit manager. She also served as Senior Vice President and Chief Financial Officer of Olympic National Bank, a publicly held bank with assets of $150 million.



     Kellie A. Johnson is currently Senior Vice President of Sales and Marketing for CWM and Executive Vice President of Sales and Marketing for each of CWM's operating subsidiaries. The sales and marketing group is made up of 11 national account managers, 3 account executives and 7 production assistants responsible for marketing INMC and warehouse and construction lending products. Prior to joining CWM in March 1993, Ms. Johnson was Assistant Vice President and Builder Division Manager for Cypress Financial Corporation in northern California. Ms. Johnson also held various production positions at North American Mortgage Company. Ms. Johnson has over 11 years experience in the mortgage industry and is a licensed mortgage broker in the state of California.



     Maxine L. Matteo is currently Senior Vice President of CWM, EVP-Warehouse Lending of ILC and President and Chief Executive Officer of WLCA, a division of ILC for which she oversees all sales and operations. Before joining CWM in March 1994, Ms. Matteo was executive vice president of GE Capital Mortgage Services, Inc., where she headed a national jumbo mortgage conduit. Ms. Matteo has also held various executive positions at firms such as the U.S. League of Savings Institutions, PaineWebber Incorporated, and California First Bank.



     Kathleen H. Rezzo is currently Senior Vice President of CWM, EVP-Construction Lending of ILC and President and Chief Executive Officer of CLCA, a division of ILC. From 1977 until joining CWM in August 1994, Ms. Rezzo held various positions at Security Pacific National Bank, which included Chief Credit Officer and positions within the Commercial Lending Group and the Real Estate Industries Group. Ms. Rezzo also managed the Participating Mortgage Unit, and held the position of Senior Vice President/Los Angeles Division Manager for the Real Estate Industries Division, of Bank of America, where she was responsible for a loan portfolio in excess of $2 billion and a staff of 40.



     Richard H. Wohl is currently Senior Vice President, General Counsel and Secretary for CWM and Executive Vice President, General Counsel and Secretary for each of CWM's subsidiaries. Prior to joining CWM in April 1994, Mr. Wohl was a senior associate at Morrison & Foerster in Los Angeles. In that capacity, he worked extensively in the institutional lending and corporate areas, and represented a number of major warehouse lenders and other financial institutions in the mortgage banking industry.

Mr. Wohl graduated with distinction from Stanford University and received his J.D. from the Harvard Law School, where he was an editor of the Harvard Law Review.


     N. Lance Jackson is currently Vice President, Corporate Credit of CWM. Mr. Jackson heads the Corporate Credit Department, which performs initial and on-going due diligence on the customers of INMC and WLCA. Prior to joining CWM, Mr. Jackson was a Senior Auditor at FHLMC, where he reviewed overall origination, selling and servicing operations of seller/servicers located throughout the United States. Prior to FHLMC, Mr. Jackson worked as a certified public accountant in the position of Senior Accountant at KPMG Peat Marwick LLP and as a loan officer for Great Western Bank.



     Peter L. Konkowski is currently Vice President and Quality Control Manager of CWM. Mr. Konkowski manages the quality control and underwriting areas, which are responsible for the review of loans for which prior approval is required, review and approval of prospective delegated underwriting clients and review of loans on a post purchase basis. Prior to joining CWM in May 1994, Mr. Konkowski served as Director of Client Relations for the Lender Express Conduit for the Prudential Home Mortgage Company, a subsidiary of Residential Services Corporation of America. Mr. Konkowski also worked for FSB Investors Corporation as Marketing Representative and for Bank-Fund Staff Federal Credit Union as Loan Closer.



     Steven E. West is currently Vice President and Treasurer of CWM and each of its subsidiaries. He is responsible for financing the various products offered by CWM and managing overall liquidity. Prior to joining CWM in November 1993, Mr. West managed the processing and investor reporting departments within the loan administration division for First Nationwide Bank and was also responsible for developing correspondent banking relationships and managing overall cash flow. Mr. West is a former employee of KPMG Peat Marwick LLP and graduated from California State University.


                      COMMON STOCK OWNERSHIP OF MANAGEMENT


     The following table sets forth information regarding stock options and stock ownership for directors, certain executive officers and CCI. Except as otherwise noted, CWM knows of no agreements among its stockholders that relate to voting or investment power of its shares of Common Stock.


                                                                       NUMBER OF SECURITIES
                                                                      UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                SHARES OF COMMON                      OPTIONS AT OCTOBER 31,         IN-THE-MONEY OPTIONS
                                   STOCK OWNED          PERCENT               1994(4)               AT OCTOBER 31, 1994(4)
                               BENEFICIALLY AS OF         OF        ---------------------------   ---------------------------
           NAME             OCTOBER 31, 1994(1)(2)(4)    CLASS      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- --------------------------  -------------------------   -------     -----------   -------------   -----------   -------------
David S. Loeb.............           255,600              *            25,000         30,000       $  64,063      $  22,500
Angelo R. Mozilo..........           174,431(3)           *            80,000         30,000         226,250         22,500
Lyle E. Gramley...........            62,425              *            --             30,000          --             22,500
Thomas J. Kearns..........           102,000              *            40,000         30,000          95,938         22,500
Frederick J. Napolitano...           176,400              *            25,000         30,000          64,063         22,500
Michael W. Perry..........            25,000              *            20,000        120,000          58,750        143,750
All directors and
  executive officers as a
  group (14 persons)......           797,356              2.5%        190,000        297,500         509,064        287,656

- ------------

*  Less than one percent of class.

(1) Unless otherwise indicated, includes sole voting and investment power.

(2) Includes shares which may be purchased through stock options exercisable within 60 days of October 31, 1994 held by the following persons: Mr. Loeb, 25,000 shares, Mr. Mozilo, 80,000 shares, Mr. Kearns, 40,000 shares, Mr. Napolitano, 25,000 shares, Mr. Perry, 20,000 shares, and all directors and executive officers as a group, 190,000 shares.

(3) Includes 1,000 shares owned by Phyllis Mozilo, the wife of Angelo Mozilo, as to which shares he disclaims any beneficial interest.


(4) As of October 31, 1994, CCI owned 1,100,000 shares of CWM's Common Stock, which represents 3.4% of such class as of such date.

                          DESCRIPTION OF COMMON STOCK


     The authorized capital stock of CWM consists of 60,000,000 shares of Common Stock, $.01 par value. Each share is entitled to participate equally in dividends when and as declared by the Board of Directors and in the distribution of assets of CWM upon liquidation. Each share of Common Stock is entitled to one vote and will be fully paid and non-assessable by CWM upon issuance. Shares of the Common Stock of CWM have no preference, conversion, exchange, preemptive or cumulative voting rights. The authorized capital stock of CWM may be increased and altered from time to time as permitted by Delaware law.



     Meetings of the stockholders of CWM are to be held annually and special meetings may be called by the Board of Directors, the Chairman of the Board, the President or a majority of the unaffiliated directors. The Certificate of Incorporation reserves to CWM the right to amend any provision thereof in the manner prescribed by law.


     Repurchase of Shares and Restrictions on Transfer. Two of the requirements of qualification for the tax benefits accorded by the Real Estate Investment Trust Provisions of the Code are that (i) during the last half of each taxable year not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals and (ii) there must be at least 100 stockholders on 335 days of each taxable year of 12 months.


     In order that CWM may meet these requirements at all times, the Certificate of Incorporation prohibits any person or group of persons from acquiring or holding, directly or indirectly, ownership of a number of shares of capital stock in excess of 9.8% of the outstanding shares. Shares of capital stock owned by a person or group of persons in excess of such amounts are referred to herein as 'Excess Shares.' For this purpose, the term 'ownership' is defined in accordance with the Real Estate Investment Trust Provisions of the Code, the constructive ownership provisions of Section 544 of the Code and Rule 13d-3 promulgated by the Commission under the Exchange Act and the term 'group' is defined to have the same meaning as that term has for purposes of Section 13(d)(3) of the Exchange Act. Accordingly, shares of capital stock owned or deemed to be owned by a person who individually owns less than 9.8% of the shares outstanding may nevertheless be Excess Shares.



     The constructive ownership provisions applicable under Section 544 of the Code attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries, attribute ownership of securities owned by family members and partners to other members of the same family, treat securities with respect to which a person has an option to purchase as actually owned by that person, and set forth rules as to when securities constructively owned by a person are considered to be actually owned for the application of such attribution provisions (i.e., 'reattribution'). For purposes of determining whether a person holds Excess Shares, a person or group will thus be treated as owning not only shares of Common Stock actually or beneficially owned, but also any shares of Common Stock attributed to such person or group under the attribution rules described above. Ownership of shares of CWM's Common Stock through such attribution is generally referred to as constructive ownership.



     The Certificate of Incorporation also provides that in the event any person acquires Excess Shares, such Excess Shares are deemed tendered for purchase to CWM. Except as set forth below, the purchase price for such Excess Shares shall be the closing price on the purchase date of such share of capital stock on the New York Stock Exchange or other national securities exchange on which the stock is listed, the closing bid price on the NASDAQ System if the stock is not listed on any such exchange or, if neither listed on an exchange nor quoted on the NASDAQ System, the net asset value of such share as determined in good faith by the Board of Directors. The purchase price of any shares so purchased shall be paid, at the option of CWM, in cash or in the form of an unsecured, subordinated promissory note of CWM bearing interest and having a term to maturity (to be not less than five nor more than 20 years) as shall be determined by the Board of Directors. From and after the date fixed for purchase by the Board of Directors and the tender by CWM of the purchase price therefor, each as specified in CWM's notice of acceptance of the offer of sale which must be sent to the holder, the holder of any shares to be so purchased shall cease to be entitled to any rights as a holder of such shares, excepting only the right to receive payment of the purchase price for such shares.

     Under the Certificate of Incorporation any acquisition of shares of CWM that would result in the disqualification of CWM as a real estate investment trust under the Code is void to the fullest extent permitted by law, and the Board of Directors is authorized to refuse to transfer shares to a person if, as a result of the transfer, that person would own Excess Shares. Prior to any transfer or transaction which, if consummated, would cause a stockholder to own shares in excess of 9% of the outstanding shares of CWM, and in any event upon demand by the Board of Directors, a stockholder is required to file with CWM an affidavit setting forth, as to that stockholder, the information required to be reported in returns filed by stockholders under Regulation 1.857-9 issued by the Internal Revenue Service (the 'IRS') and in reports held under Section 13(d) of the Exchange Act. Additionally, each proposed transferee of shares of Common Stock, upon demand of the Board of Directors, also may be required to file a statement or affidavit with CWM setting forth the number of shares already owned by the transferee and any related person.



     Restrictions on Ownership. CWM's Certificate of Incorporation and Bylaws provide that 'disqualified organizations' within the meaning of Section 860E(e)(5) of the Code, which generally include governmental entities and other tax-exempt persons not subject to tax on unrelated business taxable income, are ineligible to hold CWM's shares. Accordingly, the shares of Common Stock offered hereby should not be purchased or held by such disqualified organizations. See 'Certain Federal Income Tax Considerations.'



     Transfer Agent and Registrar. The transfer agent and registrar for CWM's Common Stock is Chemical Trust Company of California.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

FEDERAL INCOME TAXATION OF STOCKHOLDERS


     The following is a summary of certain anticipated material federal income tax consequences of an investment in CWM that should be considered by prospective stockholders. This summary is based on existing provisions of the Code, final and proposed Treasury regulations promulgated thereunder, judicial decisions and administrative rulings, all of which are subject to change or alternative construction with possible retroactive effect. This summary does not purport to deal with all federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules. Prospective stockholders should consult their own tax advisors to determine the federal, state, local and other tax consequences to them of their investment in CWM. Prospective stockholders should also note that no rulings have been obtained by CWM from the IRS concerning any of the matters discussed below, and no assurance can be given that the IRS will not take contrary positions.



Management of CWM believes that CWM has operated in such manner as to qualify for taxation as a 'real estate investment trust' under Sections 856 to 860 of the Code, commencing with its taxable year ending December 31, 1985, and CWM intends to continue to operate in such manner. However, no assurance can be given that it has operated or will be able to continue to operate in a manner so as to qualify or to remain qualified. These sections of the Code are highly technical and complex. The following is a general summary of the sections that govern the Federal income tax treatment of a real estate investment trust and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. Brown & Wood has acted as tax counsel to CWM in connection with the operation of CWM and the preparation of the Registration Statement of which this Prospectus is a part.



     In the opinion of Brown & Wood, CWM was organized in conformity with the requirements for qualification as a real estate investment trust commencing with its taxable and fiscal year ending December 31, 1985, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a real estate investment trust under the Code. This opinion is based on various assumptions and is conditioned upon certain representations made by CWM as to factual matters relating to CWM's stock ownership, the nature of its assets, sources of its income, and distributions it has made. Such qualification and taxation as a REIT depends upon CWM's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code discussed below, the results of which have not been reviewed by Brown & Wood. Accordingly, no assurance can be given that the actual results of CWM's operation for any particular taxable year will satisfy such requirements. See ' -- Failure to Qualify.'



     If CWM qualifies for taxation as a real estate investment trust, it will generally not be subject to Federal corporate income taxes on net income that is currently distributed to stockholders. This treatment substantially eliminates the 'double taxation' of dividends (at the corporate and stockholder levels) that generally results from investment in a corporation. However, CWM will be subject to Federal income tax as follows: First, under Section 857(b) of the Code CWM will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains. Second, under certain circumstances, CWM may be subject to the 'alternative minimum tax' of Section 55 of the Code on its items of tax preference. Third, if CWM has (i) net income from the sale or other disposition of 'foreclosure property' which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, under Section 857(b)(4) of the Code it will be subject to tax at the highest regular corporate rate on such income. Fourth, if CWM has net income from 'prohibited transactions' (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business, (i.e., when CWM is acting as a dealer)), such income will be subject to a 100% tax under Section 857(b)(6) of the Code. Fifth, if CWM should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a real estate investment trust because certain other requirements have been met, it will be subject to a 100% penalty tax under
Section 857(b)(5) of the Code on an amount equal to (i) the gross income attributable to the greater of the amount by which CWM fails the 75% or 95% test, multiplied by (ii) a fraction intended to reflect CWM's profitability. Sixth, if CWM should fail to distribute each year at least the sum of (i) 85% of its real estate investment trust ordinary income for such year, (ii) 95% of its real estate investment trust capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, CWM will be subject to a 4% excise tax under Section 4981 of the Code on the excess of such required distribution over the amounts actually distributed. Seventh, if CWM acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the asset in CWM's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and CWM recognizes gain on the disposition of such asset during the 10-year period (the 'Recognition Period') beginning on the date on which such asset was acquired by CWM, then, to the extent of the built-in gain (i.e., the excess of the fair market value of such asset on the date such asset was acquired by CWM over CWM's adjusted basis in such asset on such date), such gain will be subject to tax at the highest regular corporate rate pursuant to IRS Notice 88-19, 1988-1 C.B. 486 and Treasury Regulations that have not yet been promulgated under Section 337(d) of the Code. Eighth, if CWM has record shareholders that are 'disqualified organizations' within the meaning of Section 860E(e)(5) of the Code (generally a government organizations and other tax-exempt persons not subject to the tax on unrelated business taxable income ('UBTI') imposed by Section 511 of the Code) and CWM earns income from CMOs or REMIC residuals in excess of particular yields ('excess inclusion income'), it will be subject to tax at the highest corporate rate on such record shareholders' share of its excess inclusion income. However, CWM's Certificate of Incorporation and Bylaws provide that disqualified organizations are ineligible to hold CWM's shares.



REQUIREMENTS FOR QUALIFICATION



     Section 856(a) of the Code defines a real estate investment trust as a corporation, trust or association (i) which is managed by one or more trustees or directors, (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest,
(iii) which would be taxable, but for Sections 856 through 860 of the Code, as a domestic corporation, (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (v) the beneficial ownership of which is held by 100 or more persons, (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities), and (vii) which meets certain other tests, described below, regarding the amount of its distributions and the nature of its assets and source of its income. Section 856(b) of the Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.



INCOME TESTS



     In order to maintain qualification as a real estate investment trust, there are three gross income requirements that must be satisfied annually. First, under Section 856(c)(3) of the Code at least 75% of CWM's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including 'interest on obligations secured by mortgages on real property' and 'rents from real property' as defined in the
Code) or  from  certain types  of  temporary investment  income.  Second,  under
Section 856(c)(2) of the Code at least 95% of CWM's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or mortgage investments, dividends, interest (as defined in the Code) and gain from the sale or disposition of stock or securities or from any combination of the foregoing. Third, under Section 856(c)(4) of the Code short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of CWM's gross income for each taxable year.



     If CWM fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a real estate investment trust for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if CWM's failure to meet such tests was due to reasonable cause and not due to wilful neglect, CWM attaches a schedule of the sources of its income to its income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances CWM would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions apply, a tax would be imposed on CWM.



ASSET TESTS



     Generally, CWM, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, under Section 856(c)(5)(A) of the Code at least 75% of the value of CWM's total assets must be represented by real estate assets (including (i) assets held by subsidiaries of CWM that have been wholly owned by CWM throughout the subsidiary's entire existence (each, a 'qualified REIT subsidiary' within the meaning of Section 856(i) of the Code), but excluding assets held by any subsidiary of CWM that is not a qualified REIT subsidiary and (ii) stock or debt instruments held for not more than one year, purchased with the proceeds of a stock offering or long-term (more than five years) public debt offering of CWM), cash, cash items and government securities. Second, under Section 856(c)(5)(B) of the Code not more than 25% of CWM's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, under Section 856(c)(5)(B) of the Code the value of any one issuer's securities owned by CWM (other than another REIT or a qualified REIT subsidiary) may not exceed 5% of the value of CWM's total assets and CWM may not own more than 10% of any one issuer's outstanding voting securities.



     CWM currently owns certain assets through subsidiaries. As set forth above, the ownership of more than 10% of the voting securities of any one corporation (other than another REIT or a qualified REIT subsidiary) by a real estate investment trust is prohibited by the asset tests. Other than INMC, CWM's subsidiaries are 'qualified REIT subsidiaries' and CWM does not own any voting securities of INMC. In addition, CWM intends to manage its investment in INMC's securities such that the value of INMC's securities held by CWM will satisfy the 5% asset test referred to above. The valuation of such securities is subject to various uncertainties and the failure of CWM to satisfy the 5% asset test could result in its disqualification as a REIT. See 'Failure to Qualify' below. CWM owns 100% of the non-voting preferred stock in INMC which represents 99% of the economic interest therein. Although the IRS has previously issued private letter rulings (which may only be relied upon by the taxpayers that received them) that approved similar structures, the IRS has informally indicated that it will no longer issue such rulings. Moreover, it is possible the IRS could assert that such an arrangement should be treated as if the REIT involved owned more than 10% of the voting securities of such a subsidiary. Such an argument, if successful, would result in REIT disqualification. In the opinion of Brown & Wood, however, under current law if the IRS asserted that the Company owns more than 10% of INMC's voting securities, it would not prevail. In addition, with respect to the 5% asset test referred to above, CWM intends to manage its investment in INMC's securities such that the value of INMC's securities held by CWM will satisfy such test. The valuation of such securities is subject to various uncertainties and the failure of CWM to satisfy the 5% asset test would result in its disqualification as a REIT. See 'Failure to Qualify' below. Also, because INMC is not a qualified REIT subsidiary, INMC is subject to applicable federal and state income taxes, and CWM will include in its real estate investment trust taxable income the net income earned by INMC at the time INMC distributes such earnings to CWM.



ANNUAL DISTRIBUTION REQUIREMENTS



     CWM, in order to qualify as a real estate investment trust, is required under Section 857(a) of the Code to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (a) the sum of (i) 95% of CWM's 'real estate investment trust taxable income' (computed without regard to the dividends paid deduction and CWM's net capital gain) and
(ii) 95% of the net income (after tax), if any, from foreclosure property, minus
(b) the sum of certain items of non-cash income. In addition, as discussed above, if CWM disposes of any asset (acquired from a C corporation in certain transactions in which the basis of the asset in CWM's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation) during its Recognition Period, CWM will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the built-in-gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before CWM timely files its tax return for such year, if paid on or before the first regular dividend payment date after such declaration and if CWM so elects and specifies the dollar amount in its tax return. To the extent that CWM does not distribute all of its net long-term capital gain or distributes at least 95%, but less than 100%, of its 'real estate investment trust taxable income,' as adjusted, under
Section 857(b) of the Code it will be subject to tax thereon at regular corporate tax rates. Furthermore, if CWM should fail to distribute during each calendar year at least the sum of (i) 85% of its real estate investment trust ordinary income for such year, (ii) 95% of its real estate investment trust capital gain income for such year, and (iii) any undistributed taxable income from prior periods, CWM would be subject to a 4% excise tax under Section 4981 of the Code on the excess of such required distribution over the amounts actually distributed. CWM intends to make timely distributions sufficient to maintain its tax status as a real estate investment trust. It is possible that CWM, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of CWM. In the event that timing differences occur, CWM may find it necessary to arrange for borrowings if available or consider liquidating substantial investments to meet the 95% distribution requirement.



     Under certain circumstances, CWM may be able to rectify a failure to meet the distribution requirement for a year by paying 'deficiency dividends' to stockholders in a later year, which may be included in CWM's deduction for dividends paid for the earlier year. CWM may be able to avoid being taxed on amounts distributed as deficiency dividends; however, CWM will be required to pay interest based upon the amount of any deduction taken for deficiency dividends. In addition, as discussed above, failure to meet certain other distribution requirements may result in the imposition of an excise tax.

FAILURE TO QUALIFY



     If CWM fails to qualify for taxation as a real estate investment trust in any taxable year, and the relief provisions do not apply, CWM will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which CWM fails to qualify will not be deductible by CWM, nor will they be required to be made. In such event, CWM will be treated as a regular corporation and, accordingly, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be dividends taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, under Section 856(g)(3) of the Code CWM will also be disqualified from taxation as a real estate investment trust for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances CWM would be entitled to the statutory relief. Failure to qualify for even one year could result in CWM's incurring substantial indebtedness (to the extent borrowings are feasible) or liquidating substantial investments in order to pay the resulting taxes or, in the discretion of CWM, to maintain the level of CWM's distributions to its stockholders.


SPECIAL CONSIDERATIONS -- TAX-EXEMPT AND CERTAIN OTHER INVESTORS


     For CMOs issued by CWM or a qualified real estate investment trust subsidiary after December 31, 1991, pursuant to regulations not yet published, the portion of any dividends paid to stockholders attributable to 'excess inclusion income' on the retained residual interests in such CMOs would be subject to certain special rules. Such rules include (i) the characterization of excess inclusion income as UBTI for tax-exempt stockholders (including employee benefit plans and individual retirement accounts), (ii) the application of federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) on any excess inclusion income allocable to foreign stockholders and (iii) the inability of a stockholder generally to offset excess inclusion income with net operating losses. Generally, tax-exempt entities are subject to federal income tax on excess inclusion income and other unrelated business income in excess of $1,000 per year. Excess inclusion income is generally taxable income with respect to a residual interest in excess of a specified return on investment in the residual interest. In some cases, substantially all taxable income with respect to a residual interest may be considered excess inclusion income. Until regulations or other guidance are issued, CWM will use methods it believes are appropriate for calculating the amount of excess inclusion income it recognizes from CMOs issued after December 31, 1991, and allocating any excess inclusion income to its stockholders.



     CWM may invest in or otherwise acquire residual interests in REMICs. In general, a REMIC is a fixed pool of mortgage instruments in which investors hold multiple classes of interests and for which a REMIC election has been made. Part or all of any income derived by CWM from a REMIC residual interest may be excess inclusion income. If CWM pays any dividends to its stockholders that are attributable to such excess inclusion income, the stockholders who receive such dividends would also be subject to the rules described above.



TAXATION OF DISTRIBUTIONS BY CWM



     Assuming that CWM maintains its status as a real estate investment trust, any distributions that are properly designated as 'capital gain dividends' generally will be taxed to stockholders as long-term capital gains, regardless of how long a stockholder has owned his shares. Any other distributions out of CWM's current or accumulated earnings and profits will be dividends taxable as ordinary income, generally in the year paid. However, any dividend declared by CWM in October, November or December of any year payable to a stockholder of record on a specific date in any such month will be treated as both paid by CWM and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by CWM during January of the following calendar year. Stockholders will not be entitled to dividends-received deductions with respect to any dividends paid by CWM. Distributions in excess of CWM's current or accumulated earnings and profits will be treated as tax-free returns of capital, to the extent of the stockholder's basis in his shares of Common Stock, and as gain from the disposition of shares, to the extent they exceed such basis.
Stockholders may not include on their own returns any of CWM's ordinary or capital losses.



     Dividends paid by CWM to organizations that are exempt from federal income tax under Section 501(a) of the Code generally will not be taxable to them as UBTI except to the extent that (i) purchase of shares of Common Stock was financed by 'acquisition indebtedness' or (ii) such dividends are attributable to excess inclusion income. CWM expects that tax-exempt investors will be required to treat a portion of their dividends as UBTI, because CWM expects that a portion of its income will be treated as excess inclusion income. Because an investment in CWM may give rise to UBTI or trigger the filing of an income tax return that otherwise would not be required, tax-exempt organizations should give careful consideration to whether an investment in CWM is prudent.


TAXATION OF DISPOSITION OF SHARES OF THE COMMON STOCK

     In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months and otherwise as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received with respect to such shares. All or a portion of any loss realized upon a taxable disposition of shares of Common Stock may be disallowed if other shares of Common Stock are purchased (under a dividend reinvestment plan or otherwise) within 30 days before or after the disposition.

BACKUP WITHHOLDING


     CWM generally is required to withhold and remit to the United States Treasury 31% of the dividends paid to any stockholder who (i) fails to furnish CWM with a correct taxpayer identification number, (ii) has underreported dividend or interest income to the IRS or (iii) under certain circumstances, fails to certify to CWM that he is not subject to backup withholding. An individual's taxpayer identification number is his social security number.


STATE AND LOCAL TAX CONSIDERATIONS


     State and local tax laws may not correspond to the federal income tax principles discussed in this section. Accordingly, prospective investors should consult their tax advisors concerning the state and local tax consequences of an investment in CWM.


FOREIGN INVESTORS


     The preceding discussion does not address the federal income tax consequences to foreign investors of an investment in CWM. Foreign investors in CWM should consult their own tax advisors concerning the federal income tax consequences to them of a purchase of shares of CWM's Common Stock, including the application of United States withholding tax on distributions made to them. Any excess inclusion income allocated to a foreign investor would be subject to such withholding without reduction by any otherwise applicable income tax treaty between the United States and the foreign investor's country.


                                 ERISA MATTERS


     The Employee Retirement Income Security Act of 1974, as amended ('ERISA'), imposes certain restrictions on employee benefit plans subject to ERISA ('Plans'). Fiduciaries of Plans should consult their legal advisors when considering an investment in the shares of Common Stock regarding, among other matters, the investment's compliance with the Plans' governing documents and the normal fiduciary investment standards of ERISA, including prudence and diversification, as well as the fact that an investment in such shares may give rise to UBTI being recognized by the Plans and other tax-exempt investors. See 'Certain Federal Income Tax Considerations.' CWM believes that the shares of Common Stock are 'publicly offered securities' under United States Department of Labor regulation 29 C.F.R.

SS2510.3-101. Accordingly, CWM believes that its underlying assets will not be considered 'plan assets' of Plans which purchase shares of Common Stock.


                                  UNDERWRITING


     Subject to the terms and conditions set forth in a purchase agreement (the 'Purchase Agreement'), CWM has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated, Dean Witter Reynolds Inc., PaineWebber Incorporated and Salomon Brothers Inc are acting as representatives (the 'Representatives'), has severally agreed to purchase, the number of shares of Common Stock set forth below opposite its respective name. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.



                                                                                     NUMBER
              UNDERWRITER                                                           OF SHARES
                                                                                    ---------
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated.......................................................
Alex. Brown & Sons Incorporated..................................................
Dean Witter Reynolds Inc. .......................................................
PaineWebber Incorporated.........................................................
Salomon Brothers Inc.............................................................

                                                                                    ---------
              Total..............................................................   7,000,000
                                                                                    ---------
                                                                                    ---------



     The Representatives of the Underwriters have advised CWM that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $. per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $. per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.



     CWM has granted the Underwriters an option, exercisable for 30 days after the date hereof, to purchase up to 1,050,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by it shown in the foregoing table is of the 7,000,000 shares of Common Stock initially purchased by the Underwriters.



     CWM has agreed that, for a period of 180 days from the date of this Prospectus, it will not, without the prior written consent of the Representatives, directly or indirectly sell, offer to sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock or any security convertible into Common Stock, except, with respect to CWM, for Common Stock or options issued pursuant to reservations, agreements, employee benefit plans or stock option plans. CCI has agreed that, for a period of 180 days from the date of this Prospectus, it will not, without 30 days' prior written notice to the Representatives, directly or indirectly sell, offer to sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock or any security convertible into Common Stock of CWM, and that the Representatives shall have a right of first refusal to purchase any such Common Stock or security convertible into Common Stock from CCI.


     CWM has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS


     The validity of the shares offered hereby will be passed upon for CWM by Brown & Wood and for the Underwriters by Thacher Proffitt & Wood.



                                    EXPERTS



     The consolidated financial statements and schedules of CWM and its subsidiaries and the financial statements of INMC included in CWM's Annual Report on Form 10-K for the year ended December 31, 1993, as amended, which is incorporated herein by reference, have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their reports, and have been so incorporated in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

                          INDEX OF CERTAIN DEFINITIONS

     Set forth below is a list of certain terms used in this Prospectus, together with the pages on which the terms are defined or described.


                                                                                                              PAGE
                                                                                                              ----

Adjustable-Rate Mortgage (ARM).............................................................................    16
Agency ARMs................................................................................................    28
Agency Securities..........................................................................................    28
Best Efforts Rate-Lock.....................................................................................    20
Bulk Rate-Lock.............................................................................................    20
Collateralized Mortgage Obligation (CMO)...................................................................     4
Commodity Exchange Act (CEA)...............................................................................     5
Constant Maturity Treasury Index (CMT Index)...............................................................    16
Construction Lending Corporation of America (CLCA).........................................................     3
Countrywide Asset Management Corporation (CAMC)............................................................     4
Countrywide Credit Industries, Inc. (CCI)..................................................................     4
Countrywide Funding Corporation (CFC)......................................................................     3
Disqualified Organization..................................................................................    11
Excess Shares..............................................................................................    35
Federal Home Loan Mortgage Corporation (FHLMC).............................................................     4
Federal National Mortgage Association (FNMA)...............................................................     4
Government National Mortgage Association (GNMA)............................................................     7
Independent Lending Corporation (ILC)......................................................................     4
Independent National Mortgage Corporation (INMC)...........................................................     3
Loan-to-Value (LTV)........................................................................................    14
Master Commitment..........................................................................................    19
Mortgage Conduit...........................................................................................    13
Net Interest Spread (Net Spread)...........................................................................    13
Non-conforming Mortgage Loans..............................................................................    15
Purchase Agreement.........................................................................................    42
Qualified Real Estate Investment Trust Subsidiary..........................................................    38
Rate-lock..................................................................................................    19
Real Estate Investment Trust Provisions of the Code........................................................    11
Real Estate Mortgage Investment Conduit (REMIC)............................................................     3
Residual Cash Flow.........................................................................................     6
Subordinated Securities....................................................................................     6
Tract Construction.........................................................................................     3
Unrelated Business Taxable Income..........................................................................    37
Warehouse Lending Corporation of America (WLCA)............................................................     3

_____________________________                      _____________________________

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, DEALER OR UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

- ----------------------------------------------------------
                               TABLE OF CONTENTS


                                                                                                                               PAGE
                                                                                                                               ----

Available Information.......................................................................................................     2
Incorporation of Certain Information by Reference...........................................................................     2
Prospectus Summary..........................................................................................................     3
Risk Factors................................................................................................................     5
Selected Consolidated Financial Data........................................................................................    12
CWM Mortgage Holdings, Inc..................................................................................................    13
Business....................................................................................................................    13
Use of Proceeds.............................................................................................................    30
Market Prices and Dividend Data.............................................................................................    30
Dividend Reinvestment Plan..................................................................................................    31
Capitalization..............................................................................................................    31
Management of CWM Mortgage Holdings, Inc....................................................................................    32
Common Stock Ownership of Management........................................................................................    34
Description of Common Stock.................................................................................................    35
Certain Federal Income Tax Considerations...................................................................................    36
ERISA Matters...............................................................................................................    41
Underwriting................................................................................................................    42
Legal Matters...............................................................................................................    43
Experts.....................................................................................................................    43
Index of Certain Definitions................................................................................................    44



                                7,000,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.
                               ALEX. BROWN & SONS
                                  INCORPORATED
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED
                              SALOMON BROTHERS INC


                               FEBRUARY   , 1995


_____________________________                      _____________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*


Securities and Exchange Commission filing fees and expenses.......................   $ 24,983
Printing and engraving............................................................    175,000
Legal fees and expenses...........................................................    300,000
NASD filing fee...................................................................      7,745
Accounting fees and expenses......................................................     75,000
Blue Sky qualifications and expenses (including legal fees).......................     15,000
Listing fees......................................................................     25,000
Miscellaneous.....................................................................     77,272
                                                                                     --------
          Total...................................................................   $700,000
                                                                                     --------
                                                                                     --------


- ------------

*All expenses except Securities and Exchange Commission and NASD filing fees are estimates.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides that a corporation shall have the power, and in some cases is required, to indemnify an agent, including an officer or director, who was or is a party or is threatened to be made a party to any proceedings, against expenses, judgments, fines, settlements and other amounts under certain circumstances.


     The Certificate of Incorporation and Bylaws of CWM provide, in effect, that, to the extent and under the circumstances permitted by Section 145 of the General Corporation Law of Delaware, CWM shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of CWM. CWM maintains insurance covering certain liabilities of the directors and officers of CWM. CWM has also entered into contractual arrangements with its directors and officers pursuant to which such persons may be entitled to indemnity from CWM against certain liabilities arising from the discharge of their duties in such capacities.


ITEM 16. EXHIBITS.


 1.1**    -- Form of Purchase Agreement.
 4.1*     -- Certificate of Incorporation for  CWM (incorporated by reference to  Exhibit 3.1 to the  Company's  Form
             10-Q filed with the Commission on November 14, 1994).
 4.2*     -- Bylaws of CWM (incorporated by reference to Exhibit 4.2 to CWM's Form 10-Q filed with the Commission  on
             August 12, 1993).
 4.3*     -- Form  of  Common Stock  Certificate (incorporated  by reference  to Exhibit  4.3 to  CWM's  Registration
             Statement on Form S-3, as amended (File No. 33-63034)).
 5.1**    -- Opinion of Brown & Wood as to the legality of the Common Stock being offered.
 8.1**    -- Opinion of Brown & Wood as to tax matters.
10.1**    -- Wet Ink and Interim  Funding Facility (Conforming and Nonconforming  Mortgage Loans) dated  December  9,
             1994  by and among CWM  Mortgage Holdings, Inc., Independent  National Mortgage Corporation, Independent
             Lending Corporation  and Lehman  Commercial Paper,  Inc. (Portions  of this  Exhibit have  been  omitted pursuant to a request for confidential treatment of such omitted information.)
10.2***   -- Promissory  Note  of  CWM  Mortgage Holdings,  Inc.,  Independent  National  Mortgage  Corporation  and
             Independent Lending Corporation  dated December 9,  1994. (Portions  of this Exhibit  have been  omitted pursuant to a request for confidential treatment of such omitted information.)
10.3***   -- Pledge Agreement  dated as  of December 9,  1994 by  and among Lehman  Commercial  Paper,  Inc. and  CWM
             Mortgage Holdings, Inc., Independent National Mortgage Corporation and Independent Lending  Corporation.
             (Portions of this Exhibit  have been omitted pursuant  to a request for  confidential treatment  of such omitted information.)

10.4**    -- Wet Ink and Interim Funding  Facility Tri-Party Custody Agreement dated  December 9, 1994 by  and  among
             CWM  Mortgage  Holdings,  Inc.,  Independent  National  Mortgage  Corporation  and  Independent  Lending
             Corporation and Lehman Commercial Paper Inc. and State Street Bank and Trust Company of California, N.A.
23.1**    -- Consent of Grant Thornton LLP.
23.2**    -- Consent of Brown & Wood (included in Exhibit 5.1 and Exhibit 8.1).
24.1**    -- Power of Attorney (included on page II-3 of the Registration Statement).


- ------------

  * Incorporated by reference.


 ** Previously filed.



*** Filed herewith.


ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on the 1st day of February 1995.


                                          CWM MORTGAGE HOLDINGS, INC.

                                          By         /s/ MICHAEL W. PERRY
                                             ...................................
                                                      MICHAEL W. PERRY
                                                EXECUTIVE VICE PRESIDENT AND
                                                  CHIEF OPERATING OFFICER

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                      TITLE                              DATE
- ------------------------------------------  --------------------------------------------   -------------------

                    *                       Director, Chief Executive Officer               February 1, 1995
 .........................................    and Chairman of the
             (DAVID S. LOEB)                  Board of Directors
                                              (Principal Executive Officer)

                    *                       Director, President and Vice                    February 1, 1995
 .........................................    Chairman of the Board
            (ANGELO R. MOZILO)                of Directors

           /S/ MICHAEL W. PERRY             Executive Vice President and                    February 1, 1995
 .........................................    Chief Operating Officer
            (MICHAEL W. PERRY)                (Principal Financial Officer)

          /S/ CARMELLA L. GRAHN             Senior Vice President and                       February 1, 1995
 .........................................    Chief Accounting Officer
           (CARMELLA L. GRAHN)                (Principal Accounting Officer)

                    *                       Director                                        February 1, 1995
 .........................................
            (LYLE E. GRAMLEY)

                    *                       Director                                        February 1, 1995
 .........................................
            (THOMAS J. KEARNS)

                    *                       Director                                        February 1, 1995
 .........................................
        (FREDERICK J. NAPOLITANO)

* By:   /s/   MICHAEL W. PERRY
       ...................................
                MICHAEL W. PERRY
                ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


                                                                                                           SEQUENTIAL
EXHIBIT                                                                                                       PAGE
NUMBER                                               EXHIBIT                                                 NUMBER
- -------   ----------------------------------------------------------------------------------------------   ----------

 1.1**    -- Form of Purchase Agreement.................................................................
 4.1*     -- Certificate of  Incorporation for  CWM (incorporated  by reference  to Exhibit  3.1 to the
             Company's Form 10-Q filed with the Commission on November 14, 1994).........................
 4.2*     -- Bylaws of CWM (incorporated  by reference to Exhibit 4.2  to the Company's Form 10-Q  filed with the Commission on August 12, 1993).....................................................
 4.3*     -- Form  of Common  Stock  Certificate (incorporated  by reference  to  Exhibit 4.3  to CWM's
             Registration Statement on Form S-3, as amended (File No. 33-63034)).........................
 5.1**    -- Opinion of Brown & Wood as to the legality of the Common Stock being offered...............
 8.1**    -- Opinion of Brown & Wood as to tax matters..................................................
10.1**    -- Wet Ink and  Interim Funding Facility (Conforming  and Nonconforming Mortgage Loans)  dated
             December  9, 1994 by  and among CWM  Mortgage Holdings, Inc.,  Independent National Mortgage
             Corporation, Independent Lending Corporation and Lehman Commercial Paper, Inc. (Portions  of
             this  Exhibit have  been omitted pursuant  to a  request for confidential  treatment of such omitted information.)
10.2***   -- Promissory Note of CWM Mortgage  Holdings, Inc., Independent National Mortgage  Corporation
             and  Independent Lending Corporation dated December 9,  1994. (Portions of this Exhibit have been omitted pursuant to a request for confidential treatment of such omitted information.)
10.3***   -- Pledge Agreement dated as  of December 9, 1994 by  and among Lehman Commercial Paper,  Inc.
             and  CWM Mortgage Holdings, Inc., Independent  National Mortgage Corporation and Independent
             Lending Corporation. (Portions of this Exhibit have  been omitted pursuant to a request  for confidential treatment of such omitted information.)
10.4**    -- Wet Ink and Interim Funding Facility Tri-Party Custody Agreement dated December 9, 1994 by and among  CWM  Mortgage  Holdings,  Inc., Independent  National  Mortgage  Corporation  and
             Independent  Lending Corporation and Lehman Commercial Paper  Inc. and State Street Bank and
             Trust Company of California, N.A.
23.1**    -- Consent of Grant Thornton LLP..............................................................
23.2**    -- Consent of Brown & Wood (included in Exhibit 5.1 and Exhibit 8.1)..........................
24.1**    -- Power of Attorney (included on page II-3 of the Registration Statement)....................


- ------------

  * Incorporated by reference.


 ** Previously filed.



*** Filed herewith.